RE. 12-31-04

ANNUAL REPORT 2004



The RIGHT PEOPLE







virginia
FINANCIAL GROUP INC



CORPORATE PROFILE

VIRGINIA FINANCIAL GROUP, INC. IS A $1.4 BILLION FINANCIAL SERVICES HOLDING COMPANY SERVING individual and business customers in central, western and southern Virginia through its three community banks—Planters Bank & Trust in Staunton, Second Bank & Trust in Culpeper and Virginia Heartland Bank in Fredericksburg. Its fourth enterprise, Virginia Commonwealth Trust Company, provides wealth management, and trust and estate-planning services through the three banks.



virginia
FINANCIAL GROUP

Financial Highlights

	2004	2003	2002
Total Revenue	**$ 65,318**	$ 58,697	$ 53,343
Net Income	**$ 15,203**	$ 13,492	$ 12,335
Diluted Earnings per Share	**$ 2.11**	$ 1.88	$ 1.69
Assets	**$1,449,608**	$1,387,211	$1,114,905
Stockholders' Equity	**$ 127,089**	$ 119,830	$ 114,371
Return on Average Equity	**12.40%**	11.47%	11.09%
Efficiency Ratio	**61.03%**	63.55%	62.07%
Dividends per Common Share	**$ 0.78**	$ 0.75	$ 0.72
Book Value per Share	**$ 17.75**	$ 16.75	$ 15.94
Market Capitalization	**$ 262,541**	$ 254,070	$ 213,867
Employees	**512**	510	431
Financial Centers	**37**	37	30


NET INCOME
(in thousands)
$15,203
$13,492
$12,335
$11,114
$9,881
2004
2003
2002
2001
2000


DILUTED EPS
$2.11
$1.88
$1.69
$1.51
$1.35
2004
2003
2002
2001
2000


TOTAL
REVENUE
(in thousands)
$65,318
$58,697
$53,343
$47,654
$44,552
2004
2003
2002
2001
2000


LOANS
RECEIVABLE
(in thousands)
$1,061,575
$922,689
$700,979
$666,682
$633,828
2004
2003
2002
2001
2000



To Our Shareholders, Customers and Friends:



O. R. Barham, Jr.
President and CEO

"As the banking industry continues to consolidate, we are continually asked whether we can or will remain independent. My answer is yes on both counts."

I am pleased to report that Virginia Financial Group, Inc. had another record year in 2004 and is positioned for continued progress in 2005.

Diluted earnings per share increased by 12.2%, to $2.11, versus $1.88 in 2003. Net income rose to $15.2 million, a gain of 12.7% from $13.5 million the previous year.

We gained in overall size as well. Total assets rose from $1.387 billion to $1.450 billion, representing growth of just under 5%. Gross loans increased from $923.1 million to $1.061 billion, a gain of $138.1 million or 15.0%.

VFG also performed well on the basis of other measures. Non-performing loans as a percentage of total loans declined from already-low levels, indicating that our loan portfolio is even sounder than before. Return on average equity (ROE) rose to 12.4% from 11.47%, a step in the right direction. Return on average assets (ROA) dipped slightly from 1.13% in 2003 to 1.07%, still a very creditable result.

Progress on Several Fronts

Virginia Financial Group has now completed its third year in its present form, as a holding company for three community banks and a trust company. We have made significant progress toward the model enterprise we envisage—a banking organization distinctly local in its relationships with its customers and the communities it serves, but with the broader vision, advanced technology, financial heft and capable people needed to thrive in a competitive financial marketplace.

It is worth noting what has been achieved over these past three years.

- We have successfully established Virginia Financial Group as a sound and growing regional banking entity, not merely a collection of community banks. While our banks retain local control over the things that matter most to customers—loan decisions and interest rates, for example—we have created consistently excellent products and services throughout VFG and established the systems to support them.
- We have both expanded our branch network and made it accessible to all of our customers. Although each bank retains its own customers, our successful branding initiative has made our distinctive logo a familiar sight in all the communities we serve, and our customers know they can transact their banking business wherever they see it. We currently operate 37 full service branches, plus two loan production offices. In 2003, we enlarged our network by purchasing eight branches from First Virginia Banks, but recently sold off two in Tazewell County that did not complement our business.
- We have invested in the technology necessary to support our growth and to make our operations more efficient and convenient for our customers. This includes our state-of-the-art core processing system,



which supports our network of branches and ATM machines and all our accounting and information processing operations. We have improved our popular on-line banking system, established a web-based customer relationship management system, and implemented an automated monitoring program to prevent money-laundering.

- Systems are important, but people are the critical ingredient in a successful banking enterprise. We set great store by the quality of our people, for they are the public face of our banks and of VFG. They put their integrity, professional skills and personal qualities on the line every day in serving our customers with the personal touch that is our hallmark.

We are strengthening our organization by hiring and retaining the best talent we can find. Two experienced senior executives who recently joined us reflect this effort: Litz H. Van Dyke, who is Executive Vice President and Chief Operating Officer of VFG, a new position, and James T. Huerth, who became President and Chief Executive Officer of Planters Bank and Trust in January 2005 as part of a planned leadership succession. He succeeded William D. Stegall, who assumed new duties at the holding company. We also added Tara Y. Harrison as the company's new Director of Internal Audit and Richard L. Saunders as Chief Credit Officer.

An Effective Growth Strategy

We continue to pursue our growth strategy of carefully expanding along the main north-south corridors of central, western and southern Virginia. The two loan production offices we opened in 2003 in Charlottesville and Lynchburg, two attractive and economically vibrant areas, were well received. We intend to convert them by mid-2005 to full service, de novo branches. Land acquisition, planning and design are well advanced. We plan for 2005 to be an active year for new branch openings.

While these branching plans reflect the thoughtful, deliberate approach envisaged by our strategy, we can also be opportunistic acquirers. We will look closely at potential acquisitions that may surface to determine whether they might be a good "fit."

Independence and Shareholder Value

As banking continues to consolidate, we are continually asked whether we will remain independent, and whether we can. My answer is yes on both counts. We believe that it is important for Virginia and our region, and for our customers, that we are a Virginia based and owned bank. It also helps distinguish VFG in the marketplace. Our shareholders—largely residents of the communities we serve, including many customers—also stand to benefit.

We intend to maintain our independence by keeping our business strong, profitable and growing. Over time, stock prices really do reflect earnings and prospects for future earnings, and we are confident that the value of our shareholders' investments will continue to grow. In 2004, shareholders saw a total return of about 8%, comprising a modest increase in stock price as of year end plus increased dividends totaling $.78 per share. Added to the 37% gain in total return in 2002 and 22% in 2003, this represents a three-year return of about 67%, a strong performance.

Recognizing that underlying value is not always fully reflected in stock prices in the short term, we intend to expand our efforts to broaden share ownership in VFG. Greater awareness of our profitability and prospects should result in increased trading and, we hope, a rising stock price.

A Positive Outlook

We are optimistic about the year ahead. Absent unforeseen shocks, our national economy appears likely to continue its steady growth, and our region as well. Our markets and our business model will prosper in such a climate of stable economic growth.

I am grateful for the dedication, initiative and skill of our employees, who do so much for our customers and our communities, and for the unflagging support of our customers and our shareholders. We at VFG will continue to work hard to deserve your loyalty.

Sincerely,

O. R. Barham, Jr.
President and Chief Executive Officer

Q&A

A Conversation with Management

The following are frequently asked questions that management and the board receive from shareholders and interested investors.

1. Q: You say VFG wants to remain independent, but how can you make that goal a reality?

A: We are determined to remain independent, and we believe the best way to assure this is to make our banking business very successful, to a point where its true underlying value is reflected in a high and rising stock price. That will benefit our shareholders and eliminate any pressures to sell, while at the same time making VFG prohibitively expensive for any company to acquire.

2. Q: You pride yourselves on your very local approach to banking, and your close ties and responsiveness to the community. As a large and growing regional banking organization, how can you maintain that?

A: The traditions and practice of community banking at its best are at the root of our success, and will continue to enable us to retain our local focus and flavor. Even as our enterprise grows, our local banks will continue to concentrate on their customers and communities. We will be able to offer products and services on a par with the best of the big banks—mainly we do now—but the local bank will still be the customer's point of access. And serving the customer is still what banking is about.

3. Q: What is VFG's strategy and outlook for the future?

A: Our mission is to become Virginia's premier financial provider, able to successfully compete with all competitors. We intend to achieve this through development of superior products, people and technology. While we subscribe to becoming the largest Virginia-based institution, it will only be as a by-product of our focus on quality improvement. Quality goals include those of our stockholders, which we will achieve through earnings performance, dividend growth and maintenance of an excellent financial condition.

EFFICIENCY RATIO


70%
60%
50%
40%
30%
20%
10%
0
62.07
63.55
61.03
2002
2003
2004

De novo branching will be a larger part of our strategy in 2005. Priorities for the immediate future will be to develop our Charlottesville and Lynchburg market presence, and continue to cultivate our dominant market share in the other communities we serve. VFG's new market focus for the next 2-3 years will continue to be small to middle market communities or cities that have solid emerging growth prospects. Later we will target more populous areas in order to find additional growth.

4. Q: To what do you attribute VFG's record earnings performance in 2004?

A: Simply put, VFG's earnings performance was driven by improvements in asset mix fueled by excellent loan and deposit growth for the past two years. This growth coupled with well conceived structuring of asset and liability maturities allowed the Company to substantially maintain its margins and realize double digit growth in its revenue stream. Declines in mortgage revenue were substantially offset by growth in our retail banking and brokerage revenue streams. From an overhead perspective, VFG was successful in driving down costs and streamlining its multi-bank holding company model in 2004, resulting in significant improvement in overall efficiency.

5. Q: How did the subsidiaries perform?

A: Our Planters Bank and Virginia Heartland Bank affiliates achieved over 25% earnings growth in 2004. Second Bank's earnings were down 10%, but its profitability remained strong as measured by a return on average equity of 15.32%. Virginia Commonwealth Trust Company was essentially break-even in 2004, a by-product of several initiatives to re-engineer this line of business that are expected to result in financial gains for 2005.

From a balance sheet perspective, Second Bank and Virginia Heartland Bank achieved 19% and 18% growth in loans, funded by 12% growth in deposits. Planters had the largest dollar increase in loans for the year, amounting to $57 million. Virginia Commonwealth Trust experienced a healthy 7% growth in assets under management.

6. Q: How will rising interest rates affect the bank's profitability? How will they affect our region's economy?

A: Like all banks, we try to anticipate the direction that interest rates will take and to rearrange our asset/liability mix enough so our profits are not hurt, and may be helped, by the changes. If we manage this correctly, VFG will do well regardless of whether rates go up or down.

As for the region's economy, a modest rise in interest rates probably will not hurt noticeably, as long as it occurs gradually so that people and businesses have time to adjust.

7. Q: Given the ongoing consolidation in the banking industry, and VFG's desire to continue to grow, what asset size are you targeting?

A: Size should be a by-product of our quality. Obviously, we need to maintain sufficient size to be competitive, but a mere focus on growth can negatively affect quality of service and employee morale. Quality of service, financial condition and concern for our employees will all determine the type and amount of growth we can successfully manage. It is our desire for VFG to become the largest Virginia based institution, but only as a by-product of our focus on quality.

8. Q: Given your emphasis on quality, how then would you describe the culture of VFG?



ASSETS
(in millions)
$1,449,608
$1,387,211
$1,114,905
2004
2003
2002

A: VFG's culture is evolving. One of the challenges of a multi-bank structure is to establish a successful common culture throughout the organization. The culture we are moving towards is a culture of empowered, involved and caring owners (employees). We want employees acting as if they own VFG, and of course, many of them already own shares. We want them to make decisions like owners, not order takers. To that end, we are training and implementing systems to improve everyone's ability to recognize, motivate and measure this type of behavior. We want our employees to be recognized and rewarded for acting as an owner. We are not there yet, but the cultural shift has begun.

9. Q: What is VFG's dividend policy and what is the rationale for it?

A: We believe it is sound and appropriate for VFG to pay an attractive dividend to our shareholders. They have supported our growth by investing in our enterprise, and dividends are a way of giving them at least some immediate return in recognition of our success. Accordingly, we have raised our dividend payments every year—$.68 per share in 2001, $.72 in 2002, $.75 in 2003 and $.78 in 2004. This generally works out to between 2% and 3%, depending on the stock price at the time. We intend to keep on boosting the dividend, gradually but steadily, as we increase our size and our earnings. Of course, profits that we pay out as dividends cannot be re-invested for future growth, so we are balancing immediate rewards to the shareholder against future ones. We believe our approach achieves the appropriate balance.

Our FUTURE GROWTH

The growth of Virginia Financial Group, Inc. in size and reach serves the interests of shareholders and customers alike. Enlarging our network of branches—each available to any VFG customer—is an important element of that growth. Although we most recently expanded our network via acquisition, acquiring eight existing branches from another bank in 2003, we are currently extending the reach of our network by establishing new branches in desirable markets. The three de novo branches shown on these pages are scheduled to begin operating in the second half of 2005.

LYNCHBURG: PLANTERS BANK & TRUST

The success of the loan production office that Planters Bank established in Lynchburg in 2003 encouraged the bank to establish a retail branch network in this market. This building will serve as the main office, and the current location of our loan production office will be converted to a retail branch as well. The City of Lynchburg and its four surrounding counties comprise a prosperous area of some 200,000 people, with a diverse economy that includes six institutions of higher education, two hospitals and a well-educated work force. The bank hopes to have both branches open in the second half of 2005.



Charlottesville: Second Bank & Trust

Charlottesville, another attractive small city in the heart of a vibrant region, also proved receptive when Second Bank & Trust established a loan production office there in 2003. The intellectual and economic horsepower generated by the University of Virginia makes Charlottesville a major magnet for business, and as site of Thomas Jefferson's Monticello and the homes of Presidents James Madison and James Monroe, the area enjoys a large tourist business as well. Property has been acquired for the bank's first full service branch, the design of which is pictured below, with an anticipated opening in late 2005. Several other sites have been identified and are in various stages of acquisition.



Fredericksburg: Virginia Heartland Bank

Virginia Heartland Bank is expanding its already strong presence in the area centered on Fredericksburg by creating a de novo branch in south Stafford County. The bank has branches in the City of Fredericksburg, and in Spotsylvania and Caroline counties, as well as one in Stafford County. The new branch design, which will be our second entry into this fast growing market, is pictured above. It is expected to open for business late in 2005.

TECHNOLOGY

The changes that keep us moving forward



Advanced technology plays a vital role in support of our long tradition of building and maintaining the strong customer relationships on which community banking depends.

Modern technology enables our enterprise to record and organize the details of thousands of transactions daily. It lets both bank staff and customers use machines and electronic means—online banking and our ATM network, for example—to accomplish banking transactions formerly handled manually, face to face. But it is a two-edged sword, increasing efficiency, productivity and customer convenience, but at the same time reducing the need and opportunity for personal contact between customer and banker.

We at Virginia Financial Group strive to achieve an appropriate balance, deploying the latest technology to make banking faster and easier for customers and employees alike, but never forgetting the personal touch that distinguishes our banks from so many competitors.

Early in 2005, we completed the implementation of two advanced systems, one which is customer focused and the other which is regulatory focused. Our Customer Relationship Management (CRM) system, called Connections—reflects our effort to enhance customer relationships. The other, driven by regulatory requirements of the Bank Secrecy Act, advances our abilities to monitor large currency transactions.

Our new CRM software tracks each contact between a customer and the bank, enabling us to serve the customer better in a variety of ways. Being able to see the customer's various accounts and combined relationship, where appropriate, lets bank personnel suggest additional products or services the customer might need or find useful. A detailed description of any such product or service is instantly retrievable. If the customer indicates he may soon need a mortgage, for example, our staff creates an instant referral to one of the bank's mortgage originators, who can then access the same customer account information. The system also helps bank staff members communicate more effectively with their customers. Better service, delivered with a personal touch, is the result for the customer. The bank benefits from the additional business generated, from stronger customer relationships, and from the system's ability to analyze the needs and profitability of the customer base.

Our new system for monitoring large cash movements reflects the other side of the coin of technology-driven efficiency and effectiveness. It is designed to uncover and prevent money laundering or money transfers to terrorist groups. Banks have long been obligated to report such transfers, but since 9/11 they have been under increased pressure to do it more effectively and more comprehensively. VFG's automated monitoring project was undertaken after federal bank examiners urged the company to strengthen its monitoring effort, traditionally handled manually. The new automated system, scheduled for implementation in the second quarter of 2005, provides compliance officers a complete picture of transaction activity, and better enables the Company to ensure compliance with what has become an increasingly significant responsibility on the part of financial institution industry.



The RIGHT PEOPLE

People are the strength of Virginia Financial Group. Through their skill and dedication, the men and women of VFG and its constituent businesses distinguish our growing enterprise in the financial marketplace. We value their friendly, can-do approach to their work, and are proud of their professional achievements and community contributions. Here are a few of the people of Virginia Financial Group.



Jim & PLANTERS BANK & TRUST

(JAMES HUERTH, PRESIDENT & CEO, PLANTERS BANK & TRUST)

"I've come full circle, from a super-regional bank back to community banking where I started, because here you can know your employees and clients, and not just be an 800-number or e-mail address to them. It's wonderful to be in an organization where you meet clients and employees one-on-one, where I can say I have met every employee, and where we can make quick local decisions, with a focus on one community rather than hundreds."

Karen & SECOND BANK & TRUST

(KAREN INGRAM, BRANCH MANAGER, SECOND BANK & TRUST)



"We're a family-oriented company. We do things as a team. When we interview, we look for people who are people persons, involved in their communities, customer-oriented. I've had people say that how we treat our customers is like nothing they've ever experienced before in banking. We really reach out to say thank you to our customers. On our customer surveys, we get ratings of 'excellent' because we're already doing what customers expect—providing prompt, courteous service."



Sonia & Virginia Heartland Bank

(Sonia Thomas,
Customer Service Representative,
Virginia Heartland Bank)

"I can't say enough about this company. They have restored my faith in banking—my previous employer seemed to forget about customer service. I like the fact that this bank is so involved with the community. A lot of local charities have touched employees closely, so that's really important to me. I also like the fact that they are interested in my continuing my education and that they offer courses—I am taking a consumer lending course."

Litz & Virginia Financial Group

(Litz Van Dyke,
Executive Vice President &
Chief Operating Officer, VFG)



"I cut my teeth on community banking, and I believe in it. It is defined not by size but by the way you do business—the way you deal with customers. I saw VFG well positioned for growth in our region, operating in strong growth markets and with a sound strategy and vision. They've put together a competent team of bankers, and I saw my skills as a good fit."



Kim & Virginia Commonwealth Trust

(Kim Ramey, Trust Officer)

"When I came to the trust department 11 years ago we had four people. Now we have 26 people in five locations. The biggest change came in 1999, when we became a separate trust company, able to serve outside clients, not just clients of the bank. The bank and the trust company provide each other with referrals. What makes us different is that each of us has his own area of expertise but we work closely together in serving our clients."

Virginia Financial Group Board of Directors

Lee S. Baker
Manager/Owner,
Staunton Tractor, Inc.

O. R. Barham, Jr.
President & CEO,
Virginia Financial Group, Inc.

Benham M. Black
Attorney-at-Law,
Black, Noland & Read, PLC

Fred D. Bowers
Secretary,
Virginia Financial Group, Inc.

E. Page Butler
President,
Butler Construction of Virginia, Inc.

Gregory L. Fisher
President/Owner,
Eddins Ford, Inc.

Taylor E. Gore
Chairman,
Virginia Financial Group, Inc.

Christopher M. Hallberg
President,
Hallberg & O'Malley Financial Group

Jan S. Hoover
Vice President,
Arehart Associates, Inc.

Martin F. Lightsey
Chairman,
Specialty Blades, Inc.

P. William Moore, Jr.
Chairman,
Moore Brothers, Inc.

H. Wayne Parrish
Vice-Chairman,
Virginia Financial Group, Inc.
Owner,
Parrish Appraisal Service

Thomas F. Williams, Jr.
Partner,
Franklin, Williams & Cowan

Affiliate Directors

Directors of Second Bank & Trust

Mansour Azimipour
Owner & President,
A & K Development Corporation

O. R. Barham, Jr.
President & CEO,
Virginia Financial Group, Inc.

Willie A. Coppage
Vice President, E. A. Clore Sons, Inc.
President, Blue Ridge Movers, Inc.

John J. Davies, III
Partner, Davies, Barrell, Will,
Lewellyn & Edwards, PC

Charles K. Gyory, Chairman
President,
Willow Run Company, Inc.

Christopher J. Honenberger
President & CEO,
Second Bank & Trust

Alan W. Myers
General Manager,
Blue Ridge Growers, Inc.

Joseph A. Troilo, Jr.
President & CEO,
Rosson & Troilo Motor
Company, Inc.

Directors of Planters Bank & Trust

Lee A. Beam
President,
Staunton Steam Laundry, Inc.

O. R. Barham, Jr.
President & CEO,
Virginia Financial Group, Inc.

H. C. Stuart Cochran, Chairman
Agent, Bankers Insurance

Christopher C. Earhart
President, Dixie Gas and Oil Corp;
Managing Partner, EADD, LLC

G. Raymond Ergenbright
Commissioner of Revenue,
Staunton, VA

James T. Huerth
President & CEO,
Planters Bank & Trust

William B. McClung
Attorney-at-Law,
McClung & Associates, P.C.

John N. Neff
President & CEO,
Nielsen Builders, Inc.

Greg C. Raetz
CPA, Raetz & Hawkins, P.C.

William D. Stegall
Consultant,
Virginia Financial Group, Inc.

Directors of Virginia Heartland Bank

Mona D. Albertine
Owner, Jabberwocky Children's
Books and Toys

O. R. Barham, Jr.
President & CEO,
Virginia Financial Group, Inc.

James A. Branscome
Owner and President,
Freeman Beverage Co., Inc.

Ronald E. Davis
President & CEO,
Virginia Heartland Bank

James S. Day, Jr., Chairman
President & CEO,
DeJarnette & Beale
Insurance Agency

William J. Howell
Attorney-at-Law,
Member and Speaker,
Virginia House of Delegates

Robert C. O'Neill
President, Cullen, Inc.

Douglas G. Stewart
Managing Director,
Stewart Wealth Management Group
of Wachovia Securities

Keith L. Wampler
CPA and Managing Partner,
PBGH, LLP

Thomas Y. Welsh
Professional Engineer & Partner,
Sullivan, Donahoe & Ingalls

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 000-22283

VIRGINIA FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Virginia	54-1829288
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

102 S. Main Street, Culpeper, Virginia	22701
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (540) 829-1603

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	None

Securities registered pursuant to section 12 (g) of the Act:

Common Stock, $5.00 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities :xchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) as been subject to such filing requirements for the past 90 days. Yes X No______

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No_____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be ontained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this orm 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2004 was $245,960,324 which is the last business day of the registrant's most recently completed second quarter.

As of March 1, 2005, there were 7,163,734 shares of common stock, $5.00 par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

ortions of the Notice of Annual Meeting and definitive Proxy Statement dated March 16, 2005 are incorporated by reference into Part III.

PART I

Item 1. BUSINESS

GENERAL

Virginia Financial Group, Inc. (VFG) is a bank holding company incorporated under the laws of the Commonwealth of Virginia. Currently, VFG is one of the largest independent bank holding companies headquartered in the Commonwealth of Virginia with total assets of approximately $1.4 billion. VFG's trust affiliate, Virginia Commonwealth Trust Company, manages fee and commission based assets of approximately $515 million. Affiliates of the Corporation include: Planters Bank & Trust Company of Virginia - in Staunton, Second Bank & Trust - in Culpeper, Virginia Heartland Bank - in Fredericksburg, Virginia Commonwealth Trust Company - in Culpeper and VFG Limited Liability Trust. The organization has a network of thirty-seven branches serving a contiguous market throughout central, south central and southwest Virginia. Virginia Commonwealth Trust Corporation has offices in Culpeper, Fredericksburg, Harrisonburg and Staunton. During 2003, VFG opened loan production offices in the Cities of Charlottesville and Lynchburg.

VFG's affiliate banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and deposit services. VFG's affiliate banks offer internet banking access for banking services, and online bill payment for both consumers and commercial customers. Lending is focused on individuals and small and middle-market businesses in the local market of VFG's affiliate banks. VFG's trust affiliate provides a variety of wealth management and personal trust services including estate administration, employee benefit plan administration and planning specifically addressing the investment and financial management needs of its customers. Utilizing a "super-community" banking strategy, each affiliate is run autonomously, with the holding company providing common services such as corporate finance, marketing, human resources, compliance, audit and loan review.

EMPLOYEES

At December 31, 2004, VFG had 512 full time equivalent employees. No employees are represented by any collective bargaining unit. VFG considers relations with its employees to be good.

COMPETITION

VFG and its affiliates incur strong competition in each of its primary markets from large regional and national financial institutions, savings and loans, credit unions and other community banking organizations. In addition, consumer finance companies, asset managers and mortgage companies all provide competition. Out-of-state bank holding companies are providing increased competition through merger and acquisition of Virginia banks.

VFG's deposit market share at June 30, 2004 represented 1% of the total banking deposits in the Commonwealth of Virginia. Competition for deposits is influenced by rates paid, customer loyalty factors, product offerings and convenience of branch network.

The competition in the industry has also increased as a result of the passage of the Gramm-Leach-Bliley Act of 1999 (the "Act"), which drew new lines between the types of activities that are financial in nature and permitted for banking organizations, and those activities that are commercial in nature and not permitted. The Act imposes Community Reinvestment requirements on financial service organizations that seek to qualify for the expanded powers to engage in broader financial activities and affiliations with financial companies that are permitted.

The Act created a new form of financial organization called a financial holding company that may own banks, insurance companies and securities firms. A financial holding company is authorized to engage in any activity that is financial in nature, incidental to an activity that is financial in nature, or is a complimentary activity. These activities may include insurance, securities transactions, and traditional banking related activities. The Act establishes a consultative and cooperative procedure between the Federal Reserve and the Secretary of the Treasury for purposes of determination as to the scope of activities permitted by the Act.

No material part of the business of the affiliate banks is dependent upon a single or a few customers and the loss of one or more customers would not have a materially adverse effect upon the business of the banks. Management is not aware of any indications that the business of the banks or material portion thereof is, or may be, seasonal.

REGULATION, SUPERVISION AND GOVERNMENT POLICY

Bank Holding Company

VFG is registered as a bank holding company under the Federal Bank Holding Corporation Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and State Corporation Commission ("SCC"). As a bank holding company, VFG is required to furnish to the Federal Reserve Board an annual report of its operations at the end of each fiscal year and to furnish such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Corporation Act. The Federal Reserve Board and SCC also may conduct examinations of VFG and/or its affiliates.

A bank holding company must satisfy special criteria to qualify for the expanded powers authorized by the Act, including the maintenance of a well-capitalized and well-managed status for all affiliate banks and a satisfactory community reinvestment rating.

Capital Requirements

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory or possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Corporation and its affiliate banks meet all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank categorized the Corporation as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Corporation must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios. There are no conditions or events since notification that management believes have changed the institution's category.

Dividends

VFG is a separate operating entity from its affiliates, and thus has liquidity needs that are funded primarily from the revenues of its affiliates. The parent Corporation's cash outflows consist of dividends to shareholders and unallocated corporate expenses. The main source of funding for the parent Corporation is the management fees and dividends it receives from its banking and trust affiliates. Under the current supervisory regulation, prior approval from such agencies is required if the community bank pays cash dividends that exceed certain levels as defined. During 2004, the banking affiliates and the non-bank subsidiary paid $7.5 in management fees to the Corporation, and no dividends were paid to VFG. As of December 31, 2004, the aggregate amount of additional unrestricted funds, which could be transferred from the banking affiliates to VFG without prior regulatory approval totaled $21.3 million or 16.8% of the consolidated net assets.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July, 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for the Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) increased disclosure and reporting obligations for companies, their directors and executive officers; and (vi) new and increased civil and criminal penalties for violations of securities laws. Certifications of the Chief Executive Officer and Chief Financial Officer can be found in the "Exhibits" section of this document. Management's "Statement of Management's Responsibility" can be found in Item 8 of this report.

BANK REGULATION

Each of VFG's affiliate banks are subject to supervision and regulation by the Federal Reserve Board and the SCC. The various laws and regulations administered by the regulatory agencies affect corporate practices, including business practices related to payment and charging of interest, documentation and disclosures, and affect the ability to open and close offices or purchase other affiliates.

USA Patriot Act. VFG's affiliate banks are subject to the requirements of the USA Patriot Act, which provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. The Act places a significantly increased reporting responsibility and regulatory oversight on financial institutions to share information with the federal government concerning activities that may involve money laundering or terrorist activities. Two of the Corporation's banking affiliates are currently in a supervisory agreement related to the Act compliance issued in February 2004. The Corporation believes it is compliance with both the requirements of the Act and the supervisory agreements.

Insurance of Accounts. VFG's affiliate banks have deposits which are insured by the Federal Deposit Insurance Corporation (FDIC), and the banks are subject to insurance premium assessments by the FDIC. The actual assessment is to be paid by each member bank based on a risk assessment by the FDIC. Each bank pays a base assessment, and may also be assigned a risk premium component. Among other factors, the FDIC uses capitalization levels to determine the proper risk classification and premium component. Each of VFG's affiliate banks paid only the base assessment premium in 2004.

Community Reinvestment Act. VFG's affiliate banks are subject to the requirements of the Community Reinvestment Act (CRA). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the needs of the local communities, including low and moderate income neighborhoods. Each bank's efforts in meeting such goals are evaluated by regulatory agencies as defined above based on twelve assessment factors. Restrictions on operating activities may be imposed if unsatisfactory ratings are assessed. The Corporation believes it is currently in compliance with CRA.

Privacy Legislation. Several new regulations issued by federal banking agencies also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its polices and procedures with respect to the handling of customers personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

ACCESS TO FILINGS

The Corporation's Annual Report on Form 10-K and filings on Form 10-Q and 8-K, and any amendments are available at *www.vfgi.net*. A copy of the Corporation's filings will be sent, without charge, to any shareholder upon written request to: Lee M. Kerns, Administrative Assistant, at 102 South Main Street, P. O. Box 71, Culpeper, Virginia 22701.

Item 2. PROPERTIES

VFG and its affiliates own or lease buildings that are used in the normal course of business. The Corporation's headquarters is located at 102 S. Main Street in Culpeper, Virginia. The Corporation's affiliate banks own or lease thirty-seven branch locations and two loan production offices in Virginia. Additional information regarding lease commitments can be found in Note 17 of the 2004 Consolidated Financial Statements.

All of the Corporation's properties are in good operating condition and are adequate for the Corporation's present needs.

Item 3. LEGAL PROCEEDINGS

VFG is party to various legal proceedings originating from the ordinary course of business. Management and counsel are of the opinion that settlement of these items will not have a material effect on the financial position of the Corporation.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Corporation through a solicitation of proxies or otherwise.

EXECUTIVE OFFICERS OF REGISTRANT

The executive officers of the Corporation are appointed each year at the organizational meeting of the Board of Directors, which follows the annual meeting of the shareholders, and at other Board of Directors meetings as appropriate. Each of the executive officers has been employed by the Corporation in the position or positions indicated in the list and pertinent notes below. Messrs. Barham and Farrar have been employed by the Company as executive officers for more than five years.

Name	Age	Current Position
O.R. Barham, Jr.	54	Mr. Barham has been President and Chief Executive Officer of the Corporation since January 18, 2002. Mr. Barham served as a director of the Corporation since 1996. Prior to January 18, 2002, he served as President and Chief Executive Officer of Virginia Commonwealth Financial Corporation and its predecessor, Second National Financial Corporation.
Jeffrey W. Farrar	44	Mr. Farrar is Executive Vice President and Chief Financial Officer of the Corporation since January 18, 2002. Mr. Farrar served as Executive Vice President and Chief Financial Officer of Virginia Commonwealth Financial Corporation and its predecessor, Second National Financial Corporation, since 1996.
Litz Van Dyke	41	Mr. Van Dyke is Executive Vice President and Chief Operating Officer of the Corporation. Mr. Van Dyke joined the Corporation in September 2004, and previously served in a similar capacity for FNB Corporation of Christiansburg, Virginia.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's stock trades on the NASDAQ National Market, and currently trades under the trading symbol **VFGI**. As of March 1, 2005, there were approximately 4,600 shareholders of record. There were not repurchases of stock conducted during 2004. Listed below are the high and low prices for the common stock, as reported by NASDAQ, and dividends paid for the last eight quarters ended December 31, 2004.

	Sales Price				Dividends Per Share	
	2004		2003		2004	2003
	High	Low	High	Low		
1st Quarter	$37.18	$33.52	$30.34	$26.35	$0.19	$0.18
2nd Quarter	35.90	28.82	31.86	26.70	0.19	0.19
3rd Quarter	34.75	30.10	33.99	27.97	0.20	0.19
4th Quarter	37.82	31.68	38.50	30.10	0.20	0.19

Item 6. SELECTED FINANCIAL DATA

The following is selected financial data for the Corporation for the last five years.

	Years Ended December 31,				
(In thousands, except per share data)	2004	2003	2002	2001	2000
Statement of Operations Data:					
Interest Income	$ 70,402	$ 62,827	$ 63,723	$ 69,132	$ 68,404
Interest Expense	19,628	19,357	23,101	32,155	32,110
Net Interest Income	50,774	43,470	40,622	36,977	36,294
Provision for Loan Losses	2,534	1,290	1,602	1,378	1,366
Total Noninterest Income	14,544	15,227	12,721	10,677	8,258
Total Noninterest Expense	41,016	38,866	35,030	32,081	27,785
Net Income	15,203	13,492	12,335	9,881	11,114
Performance Ratios:					
Return on Average Assets	1.07%	1.13%	1.15%	1.00%	1.21%
Return on Average Equity	12.40%	11.47%	11.09%	9.48%	11.29%
Net Interest Margin	4.04%	4.15%	4.29%	4.23%	4.39%
Efficiency Ratio (1)	61.03%	63.55%	62.07%	61.87%	61.40%
Per Share Data:					
Net Income - Basic	$ 2.12	$ 1.89	$ 1.70	$ 1.35	$ 1.51
Net Income - Diluted	2.11	1.88	1.69	1.35	1.51
Cash Dividends	0.78	0.75	0.72	0.68	0.68
Book Value	$ 17.75	$ 16.75	$ 15.94	$ 14.64	13.80
Market Price Per Share	$ 36.66	$ 35.52	$ 29.80	$ 22.25	$ 21.58
Cash Dividend Payout Ratio	36.76%	39.81%	42.65%	55.20%	43.68%
Balance Sheet Data:					
Assets	$ 1,449,608	$ 1,387,211	$ 1,114,905	$ 1,040,704	$ 959,023
Loans	1,061,575	922,689	700,979	666,682	633,828
Securities	292,158	364,298	299,262	267,496	241,847
Deposits	1,257,164	1,210,774	959,822	897,459	815,137
Stockholders' Equity	127,089	119,830	114,371	106,707	100,886
Asset Quality Ratios:					
Total allowance for loan losses to total loans outstanding	1.10%	1.06%	1.31%	1.24%	1.16%
Non-performing assets to year-end loans and other property owned	0.38%	0.80%	1.15%	0.76%	0.45%

1) Efficiency ratio is computed by dividing non-interest expense, net of expenses associated with other real estate owned and non-recurring merger and integration expenses, by the sum of net interest income and non-interest income on a tax-equivalent basis..

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VIRGINIA FINANCIAL GROUP, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides management's analysis of the consolidated financial results of operations, financial condition, liquidity and capital resources of Virginia Financial Group, Inc. and its affiliates (VFG). This discussion and analysis should be read in conjunction with the audited financial statements and footnotes appearing elsewhere in this report.

EXECUTIVE OVERVIEW

Virginia Financial Group, Inc. (VFG) is a bank holding company incorporated under the laws of the Commonwealth of Virginia. Currently, VFG is one of the largest independent bank holding companies headquartered in the Commonwealth of Virginia. VFG's trust affiliate, Virginia Commonwealth Trust Company, is currently one of the largest independent trust companies headquartered in the Commonwealth of Virginia. Affiliates of VFG include: Planters Bank & Trust Company of Virginia - in Staunton, Second Bank & Trust - in Culpeper, Virginia Heartland Bank - in Fredericksburg, Virginia Commonwealth Trust Company - in Culpeper and VFG Limited Liability Trust. The organization has a network of thirty-seven branches serving a contiguous market throughout central, south central and southwest Virginia. Virginia Commonwealth Trust Company has offices in Culpeper, Charlottesville, Fredericksburg, Harrisonburg and Staunton.

VFG's affiliate banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and deposit services. VFG's affiliate banks offer internet banking access for banking services, and online bill payment for both consumers and commercial customers. Lending is focused on individuals and small and middle-market businesses in the local market of VFG's affiliate banks. VFG's trust affiliate provides a variety of wealth management and personal trust services including estate administration, employee benefit plan administration and planning specifically addressing the investment and financial management needs of its customers. Each affiliate is run autonomously, with the holding company providing common services such as corporate finance, marketing, human resources, compliance, audit and loan review.

VFG's earnings per diluted share grew 12.2% in 2004 versus 2003. Net revenue was $65.3 million for the year ended December 31, 2004 as compared to $58.7 in 2003. VFG earned $15.2 million or $2.11 per diluted share, an increase of 12.7% over 2003 earnings of $13.5 million or $1.88 per diluted share. VFG generated approximately $21.0 million in cash flow from operating activities in 2004. It paid dividends to stockholders of $5.6 million and invested $3.6 million in capital expenditures and borrowed approximately $25.6 million in long term debt.

Improvements in asset mix fueled by strong loan growth and continuing improvement in overall efficiency were primary factors. While the historically low rate environment continued to apply pressure on financial service companies like VFG, the Federal Reserve Board's raising of short term target rates in the second half of 2004 did provide some relief and slight improvement in net interest margin. Non-interest income growth in our retail banking segments substantially offset reductions in revenue associated with mortgage activity.

VFG's focus for 2005 will be to continue its focus on quality improvement, strengthen its management depth, and expand its market presence. The Corporation anticipates that its supervisory agreement related to Bank Secrecy Act (BSA) compliance will be resolved in the first half of 2005, and has plans underway to immediately open several branches thereafter, including Charlottesville and Lynchburg, the locations of two highly successful loan production offices that are ready to support a retail branch network. Other initiatives include the roll out of a new customer relationship management system and a state-of-the art monitoring system for BSA compliance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, Management's Discussion and Analysis contains forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results, or those anticipated. When we use words such as "believes", "expects", "anticipates" or similar expressions, we are making forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. The Corporation wishes to caution the reader that factors, such as those listed below, in some cases have affected and could affect the Corporation's actual results, causing actual results to differ materially from those in any forward looking statement. These factors include: (i) expected cost savings from the Corporation's acquisitions and dispositions, (ii) competitive pressure in the banking industry or in the Corporation's markets may increase significantly, (iii) changes in the interest rate environment may reduce margins, (iv) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, credit quality deterioration, (v) changes may occur in banking legislation and regulation, or the Corporation may not be released from its supervisory agreement with the Federal Reserve related to Bank Secrecy Compliance within anticipated timeframes, (vi) changes may occur in general business conditions and (vii) changes may occur in the securities markets.

NON-GAAP FINANCIAL MEASURES

This report refers to the efficiency ratio, which is computed by dividing non-interest expense excluding expenses on other real estate owned and non-operating charges incurred in 2003 and 2002 by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-GAAP financial measure that we believe provides investors with important information regarding our operational efficiency. Such information is not in accordance with generally accepted accounting principles (GAAP) and should not be construed as such. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. VFG, in referring to its net income, is referring to income under generally accepted accounting principles, or "GAAP".

CRITICAL ACCOUNTING POLICIES

General

The Corporation's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The VFG's affiliate Banks conduct an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with lenders identifying problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, then a specific reserve may be established based on the Banks calculation of the loss embedded in the individual loan. In addition to impairment testing, the Banks have an eight point grading system for each non-homogeneous loan in the portfolio. The loans meeting the criteria for impairment are segregated from performing loans within the portfolio. Loans are then grouped by loan type and, in the case of commercial loans, by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions, and overall portfolio quality including delinquency rates. The total of specific reserves required for impaired classified loans and the calculated reserves by loan category are then compared to the recorded allowance for loan losses. This is the methodology used to determine the sufficiency of the allowance for loan losses and the amount of the provision for loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

Goodwill

The Corporation adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. The Corporation performed an annual test of goodwill impairment on September 30, 2004. Based on the results of these tests, the Corporation concluded that there was no impairment and no write-downs were recorded. Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life. Branch acquisition transactions were outside the scope of SFAS 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS 142. The cost of purchased deposit relationships and other intangible assets, based on independent valuation, are being amortized over their estimated lives not to exceed fifteen years.

RESULTS OF OPERATIONS

NET INTEREST INCOME

The primary source of VFG's traditional banking revenue is net interest income, which represents the difference between interest income on earning assets and interest expense on liabilities used to fund those assets. Earning assets include loans, securities, and federal funds sold. Interest bearing liabilities deposits and borrowings. To compare the tax-exempt yields to taxable yields, amounts are adjusted to pretax equivalents based on a 35% Federal corporate income tax rate.

Net interest income is affected by changes in interest rates, volume of interest bearing assets and liabilities, and the composition of those assets and liabilities. The "interest rate spread" and "net interest margin" are two common statistics related to changes in net interest income. The interest rate spread represents the difference between the yields earned on interest earning assets and the rates paid for interest bearing liabilities. The net interest margin is defined as the percentage of net interest income to average earning assets. Earning assets obtained through noninterest bearing sources of funds such as regular demand deposits and stockholders' equity result in a net interest margin that is higher than the interest rate spread.

2004 Compared to 2003

Tax equivalent net interest income in 2004 was $52.6 million, an increase of $6.9 million or 15.1% compared to $45.7 million in 2003. VFG was able to increase its net interest income in 2004 versus 2003 primarily due to an increase in average earning assets of $199.8 million or 18.1% to $1.301 billion. The increase in average earning assets was a result of a $221.6 million increase in the average balance of loans receivable. The increase in average loans was a result of organic loan growth and the Corporation's purchase of $78.9 million in loans in connection with the acquisition of eight branches from First Virginia in September, 2003.

The average interest rate spread was 3.71% in 2004, down slightly from 3.72% in 2003. The net interest margin was 4.04% in 2004, down from 4.15% in 2003. The decrease in the Corporation's net interest margin was a result of several factors, including a decrease in the yield on average earning assets to 5.55% from 5.90% in 2003. The historically low rate environment coupled with an increased allocation to prime based lending were contributing factors. In addition, proceeds from higher yielding bonds in the securities portfolio were needed to fund some of the loan growth experienced, thus securities provided less spread than if such loans had been funded with lower cost deposits. Interest expense as a percentage of average earning assets decreased to 1.51% from 1.76% in 2003, but this decrease was less than the contraction of yield on assets noted above, thus resulting in the decrease in net interest margin.

2003 Compared to 2002

Tax equivalent net interest income in 2003 was $45.7 million compared to $42.7 million in 2002. VFG was able to increase its net interest income in 2003 versus 2002 primarily due to an increase in average earning assets. Average earning assets increased $106.5 million to $1.102 billion at December 31, 2003, an increase of 10.7% over $995.1 million in 2002. The increase in average earning assets can be attributed to loan and securities growth from two new loan production offices, the purchase of eight First Virginia branches and organic growth for the period. The average interest rate spread was 3.72% in 2003, up slightly from 3.71% in 2002. The net interest margin was 4.15% in 2003, down from 4.29% in 2002.

Several factors influenced this change in 2003 as compared to 2002. First, VFG maintained a slightly asset sensitive interest rate risk position during 2003, when short term rates continued to drift to historical lows, causing interest earning assets to reprice quicker than interest bearing liabilities, as a greater portion of such assets are variable rate and immediately reprice when rates fall. Secondly, the short term investment yield on the $98 million in cash received in connection with the First Virginia branch acquisition, coupled with the sudden increase in average earning assets in connection with that branch acquisition, placed some additional short term pressure on the margin.

The following table presents net interest income on a fully taxable equivalent basis, interest rate spread and net interest margin for the years ending December 31, 2004, 2003 and 2002.

	2004			2003			2002		
Dollars in thousands	**Average Balance**	**Income/ Expense**	**Average Rate**	**Average Balance**	**Income/ Expense**	**Average Rate**	**Average Balance**	**Income/ Expense**	**Average Rate**
ASSETS									
Loans receivable, net (1) (2)	$991,911	$58,463	5.89%	$770,280	$50,152	6.51%	$675,416	$50,340	7.45%
Investment securities									
Taxable	233,429	9,160	3.92%	237,025	9,263	3.91%	213,592	9,680	4.53%
Tax exempt (2)	66,610	4,403	6.61%	77,312	5,419	7.01%	76,501	5,307	6.94%
Total investments	300,039	13,563	4.52%	314,337	14,682	4.67%	290,093	14,987	5.17%
Interest bearing deposits	416	4	0.96%	398	4	1.01%	399	7	1.75%
Federal funds sold	9,044	152	1.68%	16,632	188	1.13%	29,193	468	1.60%
Total earning assets	1,301,410	72,182	5.55%	1,101,647	65,026	5.90%	995,101	65,802	6.61%
Allowance for loan losses	(10,776)			(9,406)			(8,799)		
Total nonearning assets	132,570			104,632			82,777		
Total assets	$1,423,204			$1,196,873			$1,069,079		
LIABLILITIES AND STOCKHOLDERS EQUITY									
Interest-bearing deposits									
Interest checking	$195,131	$950	0.49%	$143,875	$1,078	0.75%	$119,041	$1,196	1.00%
Money market	176,386	1,649	0.94%	164,555	1,867	1.13%	137,401	2,368	1.72%
Savings	140,925	948	0.67%	117,814	1,087	0.92%	102,220	1,533	1.50%
Time deposits:									
Less than $100,000	370,746	10,233	2.76%	331,936	10,774	3.25%	322,346	13,273	4.12%
$100,000 and more	121,135	4,079	3.37%	93,913	3,628	3.86%	85,695	3,646	4.25%
Total interest-bearing de|	1,004,323	17,859	1.78%	852,093	18,434	2.16%	766,703	22,016	2.87%
Federal funds purchased &	23,801	238	1.00%	22,280	189	0.85%	18,077	266	1.47%
Trust Preferred Securities	16,281	683	4.20%	-	-	0.00%	-	-	0.00%
Other borrowings	10,277	143	1.39%	1,995	40	2.01%	804	8	1.00%
Federal Home Loan Bank ad	12,960	705	5.44%	10,355	694	6.70%	12,332	811	6.58%
Total interest-bearing lial	1,067,642	19,628	1.84%	886,723	19,357	2.18%	797,916	23,101	2.90%
Demand deposits	224,877			184,507			155,061		
Other liabilities	8,035			8,063			4,847		
Total liabilities	1,300,554			1,079,293			957,824		
Stockholders' equity	122,650			117,580			111,255		
Total liabilities and stockho	$1,423,204			$1,196,873			$1,069,079		
Net interest income (tax equivalent)		$52,554			$45,669			$42,701	
Average interest rate spread			3.71%			3.72%			3.71%
Interest expense as a percent of average earning assets			1.51%			1.76%			2.32%
Net interest margin			4.04%			4.15%			4.29%

(1) Includes nonaccrual loans

(2) Income and yields are reported on a taxable equivalent basis using a 35% tax rate.

The next table analyzes the changes in net interest income for the periods broken down by their rate and volume components. The change in interest due to both rate and volume has been allocated proportionately to change due to volume versus change due to rate.

	Years Ended December 31,					
	2004 vs. 2003 Increase (Decrease) Due to changes in:			2003 vs. 2002 Increase (Decrease) Due to changes in:		
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Loans	$ 13,428	$ (5,117)	8,311	$ 6,583	$ (6,771)	$ (188)
Securities, taxable	(127)	24	(103)	988	(1,405)	(417)
Securities, tax-exempt	(719)	(297)	(1,016)	58	54	112
Interest-bearing bank deposits	-	-	-	(7)	4	(3)
Federal funds sold	(105)	69	(36)	(167)	(113)	(280)
Total Interest Income	$ 12,477	$ (5,321)	$ 7,156	$ 7,455	$ (8,231)	$ (776)
Interest Expense:						
Time and savings deposits:						
Interest checking	$ 312	$ (440)	(128)	$ 213	$ (331)	$ (118)
Money market	110	(328)	(218)	396	(896)	(500)
Savings	189	(328)	(139)	212	(658)	(446)
Time deposits						
Less than $100,000	1,193	(1,734)	(541)	379	(2,878)	(2,499)
$100,000 and more	952	(501)	451	331	(350)	(19)
Total time and savings deposits	2,756	(3,331)	(575)	1,531	(5,113)	(3,582)
Federal funds and repurchase agreements	14	35	49	52	(129)	(77)
Trust Preferred	683	-	683	-	-	-
Federal Home Loan Bank advances	156	(145)	11	(132)	15	(117)
Other short term borrowings	119	(16)	103	19	13	32
Total Interest Expense	$ 3,728	$ (3,457)	$ 271	$ 1,470	$ (5,214)	$ (3,744)
Net Interest Income	$ 8,749	$ (1,864)	$ 6,885	$ 5,985	$ (3,017)	$ 2,968

NON-INTEREST INCOME

2004 Compared to 2003

Non-interest income decreased to $14.5 million in 2004, a decrease of $683 thousand or 4.5% compared to 2003. Retail banking fees increased to $7.5 million, an increase of $1.8 million or 30.3% from 2003. Increased fees associated with deposit growth and improved fee structure associated with new products accounted for this increase.

Gain on sale of mortgage loans from mortgage banking activities decreased to $2.5 million, a decrease of $1.7 million or 41.2%. Mortgage banking income began to see contraction as mortgage rates moved up and refinance activity down during the second half of 2004. VFG originated $148.2 million and sold $150.1 million of secondary mortgage loans during 2004, compared to $233.6 million originated and $249.8 million sold in 2003.

Commissions and fees from fiduciary activities associated with our trust and wealth management activities were essentially flat at $2.8 million for both 2004 and 2003. At December 31, 2004, VFG's trust affiliate had assets under management and brokerage assets of $515 million. Investment fee income associated with brokerage services, which function as a division of the trust operations, experienced an increase in fees to $663 thousand in 2004, an increase of $81 thousand or 13.9% over 2003.

Other operating income decreased to $1.1 million in 2004, a decrease of $214 thousand or 16.3% compared to 2003. The decrease in 2004 is attributable to a reduction in associated fees from insurance income, cash management services and fees from non-customer ATM charges.

2003 Compared to 2002

Non-interest income increased to $15.2 million in 2003, an increase of $2.5 million or 19.7% compared to 2002. Retail banking fees increased to $5.8 million, an increase of $1.5 million or 34.2% from 2002. Increased fees associated with deposit growth and improved fee structure associated with new products accounted for this increase.

Gain on sale of mortgage loans from mortgage banking activities increased to $4.2 million, an increase of $1.0 million or 32.7%. Mortgage banking income was favorably influenced by refinance activity consistent with trends in the mortgage industry. VFG originated $233.6 million and sold $249.8 million of secondary mortgage loans during 2003, compared to $166.0 million originated and $169.3 million sold in 2002.

Commissions and fees from fiduciary activities associated with our trust and wealth management activities decreased to $2.8 million for 2003, a decrease of $186 thousand or 6.2% from 2002. While market valuations improved in 2003 versus 2002, this improvement was offset by a decrease in assets under management. At December 31, 2003, VFG's trust affiliate had assets under management and brokerage assets of $490.3 million. Investment fee income associated with brokerage services, which function as a division of the trust operations, experienced an increase in fees to $582 thousand in 2003, an increase of $129 thousand or 28.5% over 2002.

Other operating income decreased to $1.3 million in 2003, a decrease of $208 thousand or 13.6% compared to 2002. The decrease in 2003 was attributable to a reduction in associated fees from insurance income, cash management services and fees from non-customer ATM charges.

NON-INTEREST EXPENSE

The following table presents the components of non-interest expense and the variance or percentage change:

	2004 vs. 2003			2003 vs. 2002		
In thousands)	**2004**	**2003**	**%**	**2003**	**2002**	**%**
Compensation and employee benefits	$ 22,669	$ 21,742	4.3%	$ 21,742	$ 19,934	9.1%
Net occupancy	2,721	2,318	17.4%	2,318	1,939	19.5%
Supplies and equipment	4,333	4,229	2.5%	4,229	3,457	22.3%
Data processing	1,464	1,146	27.7%	1,146	959	19.5%
Professional Fees	922	961	-4.1%	961	620	55.0%
Telecommunications	1,055	858	23.0%	858	584	46.9%
Other	7,852	7,612	3.2%	7,612	7,537	1.0%
	$ 41,016	$ 38,866	5.5%	$ 38,866	$ 35,030	11.0%

Non-interest expenses increased to $41.0 million in 2004, an increase of $2.2 million or 5.5% over 2003. This increase was mainly attributable to the following factors:

- Compensation and benefits associated with a full year of overhead from two new loan production offices and eight branches purchased from First Virginia beginning with the fourth quarter of 2003.
- A decrease in employee benefit costs, particularly health and welfare plans.

- A decrease in commission based compensation and benefits associated with secondary market mortgage activity.
- A full year of occupancy costs associated with the new loan production offices and new branch.
- Amortization of core deposit intangibles associated with the First Virginia branch acquisition.
- Increase in bank franchise taxes, marketing and advertising, and postage, all of which experienced increases year to year due primarily to the growth of VFG.

Non-interest expenses increased to $38.9 million in 2003, an increase of $3.8 million or 11.0% over 2002 associated primarily with increases in compensation and benefits. This increase was mainly attributable to the following factors:

- Compensation and benefits associated with two loan production offices that opened mid-year, and eight branches purchased from First Virginia beginning in the fourth quarter of 2003.
- Increases in employee benefit costs, particularly pension and health and welfare plans, consistent with the increase in health care cost trends nationwide.
- Commission based compensation and benefits associated with secondary market mortgage activity.
- Occupancy costs associated with the aforementioned new offices.
- Amortization and depreciation associated with system upgrades in 2002 and new office up-fit.
- Increase in bank franchise taxes, marketing and advertising, and postage, all of which experienced increases year to year due primarily to the growth of VFG.

Included in other expenses are merger and integration expenses for 2003 which were directly associated with transaction costs associated with the purchase of the eight branches from First Virginia. Included in 2002 expenses were integration expenses of $548 thousand consisting of costs associated with professional fees, termination fees related to service contracts and asset write-offs related to conversion of the banking affiliates into a common core processing system.

INCOME TAXES

For the year ended December 31, 2004, income taxes were $6.6 million, resulting in an effective tax rate of 30.2% compared to $5.0 million or 27.2% in 2003 and $4.4 million or 26.2% in 2002. The increase in the effective tax rate for 2004 as compared to 2003 and 2002 can be attributed to less tax-exempt interest income in each successive year combined with the Corporation's movement to a full statutory rate of 35%.

ASSET QUALITY

The allowance for loan losses represents an amount that, in management's judgment, will be adequate to absorb losses on existing loans in the portfolio that may become uncollectible. The following table represents VFG's activity in its allowance for loan losses:

	December 31,				
(In thousands)	2004	2003	2002	2001	2000
Allowance for loan losses, January 1	$ 9,743	$ 9,180	$ 8,266	$ 7,383	$ 6,550
Loans Charged Off					
Real estate - construction	48	-	6	-	-
Real estate - mortgage	82	180	200	414	95
Non-farm, Non-residential	30	-	-	-	-
Commercial, financial and agricultural	124	191	330	143	55
Consumer loans	518	585	427	546	565
All other loans	-	-	-	-	-
Total Loans Charged Off	802	956	963	1,103	715
Recoveries					
Real estate - construction	-	-	-	-	-
Real estate - mortgage	4	1	89	13	44
Commercial, financial and agricultural	83	11	14	350	25
Consumer loans	144	217	172	245	113
All other loans	-	-	-	-	-
Total Recoveries	231	229	275	608	182
Net Charge-offs	571	727	688	495	533
Provision for Loan Losses	2,534	1,290	1,602	1,378	1,366
Allowance for loan losses, December 31	$ 11,706	$ 9,743	$ 9,180	$ 8,266	$ 7,383
Ratio of allowance for loan losses to total loans outstanding at end of year	1.10%	1.06%	1.31%	1.24%	1.16%
Ratio of net charge offs (recoveries to average loans outstanding during the year	0.06%	0.09%	0.10%	0.08%	0.09%

The balance of the allowance for loan losses was $11.7 million as of December 31, 2004, compared to $9.7 million in 2003 and $9.1 million in 2002. The reserve for loan losses was 1.10% of outstanding loans as of December 31, 2004, 1.06% as of December 31, 2003 and 1.31% as of December 31, 2002. The decrease in the allowance as a percentage of loans during 2004 and 2003 is attributable to declining average historical losses experience, coupled with improvement noted in nonperforming assets and general economic conditions. The increase in 2004 from 2003 was attributable to additional risk associated with an increasing commercial real estate portfolio.

Net charge-offs were $571 thousand during 2004, compared to $727 thousand during 2003 and $688 thousand during 2002. The percentage of net charge-offs to average loans was 0.06% for 2004, 0.09% for 2003 and 0.10% for 2002, reflecting a constant level of charge-off experience.

The following table summarizes the allocation of the allowance for loan losses by loan type:

	December 31,				
(In thousands)	**2004**	**2003**	**2002**	**2001**	**2000**
Allocation of allowance for possible loan losses, end of year					
Real estate - construction	$ 684	$ 567	$ 319	$ 415	$ 454
Real estate - mortgage	7,702	5,425	4,759	2,050	1,745
Commercial, financial and agricultural	982	408	2,603	2,592	1,869
Consumer Loans	839	639	710	2,004	1,558
All Other Loans	51	50	47	65	-
Unallocated	1,448	2,654	742	1,140	1,757
Total allowance for loan losses	$ 11,706	$ 9,743	$ 9,180	$ 8,266	$ 7,383
Ratio of loans to total year-end loans					
Real estate - construction	11.02%	10.22%	8.13%	9.27%	7.98%
Real estate - mortgage	76.45%	75.85%	73.61%	68.73%	68.41%
Commercial, financial and agricultural	8.03%	8.00%	9.14%	11.64%	11.14%
Consumer Loans	4.18%	5.21%	7.80%	9.01%	11.05%
All Other Loans	0.32%	0.72%	1.32%	1.35%	1.42%
	100.00%	100.00%	100.00%	100.00%	100.00%

The largest allowance allocation is to the real estate-mortgage loan portfolio, which represents approximately 55.7% of the allowance balance at December 31, 2004. The increase in 2004 was primarily the result of commercial real estate loan growth, which normally carries a higher risk rating and allowance allocation than 1-4 family mortgages. The real estate – mortgage category represented 76.4% of total loans outstanding at year end, of which approximately 55% represented a non-homogeneous portfolio consisting of loans collateralized by commercial real estate. During 2004, VFG eliminated the allocation of allowances to off balance sheet items, and has combined prior period allocations with the unallocated component.

The following table presents information concerning the aggregate amount of nonperforming assets:

	December 31,				
(In thousands)	**2004**	**2003**	**2002**	**2001**	**2000**
Non-accrual loans	$ 2,552	$ 2,677	$ 940	$ 3,185	$ 1,873
Troubled debt restructurings	1,451	4,525	6,547	1,307	-
Other property owned	5	136	577	547	1,009
Total non-performing assets	$ 4,008	$ 7,338	$ 8,064	$ 5,039	$ 2,882
Loans past due 90 days accruing interest	$ -	$ 25	$ 104	$ 121	$ 936
Non-performing assets to total assets	0.28%	0.53%	0.72%	0.48%	0.30%
Non-performing assets to year-end loans and other property owned	0.38%	0.80%	1.15%	0.75%	0.45%

Non-performing assets consist of VFG's non-accrual loans, troubled-debt restructurings, and real estate owned. Loans are generally placed on non-accrual status when the collection of principal and interest is ninety days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. For those loans which are carried on non-accrual status, interest is recognized on a cash basis. At December 31, 2004, total non-performing assets totaled $4.0 million, a decrease of $3.3 million from 2003. For 2003, total nonperforming assets were $7.3 million, a decrease of $726 thousand from 2002. The decrease in 2004 is attributed to a reduction in restructured loans of $3.1 million. The decrease in 2003 as compared to 2002 was due to a decrease in restructured loans of $2.0 million and a decrease in other real estate owned of $441 thousand. All remaining restructured loans are performing as agreed and, in the opinion of management, are adequately reserved. Non-accrual loans consist of predominately all single-family mortgage loans that are well collateralized.

FINANCIAL CONDITION

Securities

The following table shows the maturities of available for sale debt and equity securities at amortized cost and market value as of December 31, 2004 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 35% federal income tax rate. VFG attempts to maintain diversity in its portfolio, maintain durations that are consistent with its asset/liability management and hold a significant allocation of securities in states and political subdivisions that provide tax benefits.

(Dollars in thousands)	Book Value	Market Value	Weighted Average Maturity	Weighted Average TE Yield
US Treasury Securities				
Within one year	$ 4,529	$ 4,618	0.88 years	2.11%
After one year to five years	2,490	2,578	1.13 years	6.00%
Total	7,019	7,196	0.96 years	3.49%
Federal Agencies				
Within one year	$ 56,637	$ 56,743	0.21 years	2.49%
After one year to five years	60,642	60,195	2.53 years	3.13%
Total	117,279	116,938	1.41 years	2.82%
Collateralized Mortgage Obligations				
After one year to five years	$ 2,635	$ 2,666	3.54 years	6.16%
After ten years	1,798	1,793	25.30 years	4.00%
Total	4,433	4,459	12.37 years	5.28%
Mortgage Backed Securities				
After one year to five years	$ 5,222	$ 5,271	2.73 years	4.69%
After five years to ten years	61,317	60,846	7.82 years	4.03%
After ten years	2,645	2,763	17.02 years	6.16%
Total	69,184	68,880	7.78 years	4.16%
State and Municipals				
Within one year	$ 3,890	$ 3,929	0.45 years	6.15%
After one year to five years	27,536	28,571	3.48 years	5.63%
After five years to ten years	36,488	38,126	6.78 years	6.42%
After ten years	6,838	7,377	13.47 years	7.34%
Total	74,752	78,003	5.85 years	5.69%
Corporate Bonds				
Within one year	$ 3,005	$ 3,027	0.44 years	5.23%
After one year to five years	6,047	6,290	2.26 years	5.69%
Total	9,052	9,317	1.66 years	5.53%
Total Fixed Income Securities				
Within one year	$ 68,061	$ 68,317	0.27 years	2.65%
After one year to five years	104,572	105,571	2.59 years	3.83%
After five years to ten years	97,805	98,972	7.42 years	4.92%
After ten years	11,281	11,933	15.78 years	5.88%
Total	281,719	284,793	4.24 years	4.01%
Equity Securities	1,270	1,565		
Restricted Stock	5,406	5,406		
Other Securities	732	732		
Total Securities	$ 289,127	$ 292,496		

There is no issuer of securities in which the aggregate book value of that issuer, other than securities of the U.S. Treasury and U.S. Government agencies, exceeds 10% of stockholders equity.

Loan Portfolio

At December 31, 2004, loans, net of unearned income and the allowance for loan losses, totaled $1.050 billion, an increase of $136.9 million or 15.0% from $912.9 million in 2003. The commercial real estate portfolio, which is a component of the real estate – mortgage portfolio, experienced strong growth during the period. This portfolio amounted to $507.7 million at December 31, 2004 and now represents 47.8% of the total portfolio. At December 31, 2004, off balance sheet unused loan commitments and standby letters of credit amounted to $378.3 million, compared to $313.9 million at December 31, 2003. These commitments may be secured or unsecured. On December 31, 2004, VFG had no concentration of loans to any one industry in excess of 10% of its loan portfolio.

The following table summarizes the loan receivable portfolio by loan type:

	December 31,				
(In thousands)	2004	2003	2002	2001	2000
Real estate - construction	$ 116,888	$ 94,372	$ 57,032	$ 61,899	$ 50,654
Real estate - mortgage	811,197	698,107	516,512	458,795	434,258
Commercial, financial and agricultural	85,256	76,075	64,146	77,672	70,709
Consumer loans	44,379	50,163	54,738	60,180	70,128
All other loans	3,448	4,353	9,233	9,041	9,009
Total loans before deduction of unearned income	1,061,168	923,070	701,661	667,587	634,758
Less: Unearned Income	407	(381)	(682)	(905)	(930)
Total loans before allowance for loan losses	1,061,575	922,689	700,979	666,682	633,828
Less: allowance for loan losses	(11,706)	(9,743)	(9,180)	(8,266)	(7,383)
Net loans	$ 1,049,869	$ 912,946	$ 691,799	$ 658,416	$ 626,445

The following tables set forth the maturity of the loan portfolio as of December 31, 2004:

(In thousands)	One year or less	After one but less than five years	After five years	Total
Real estate - construction	$ 78,051	$ 28,787	$ 10,050	$ 116,888
Real estate - mortgage	227,111	365,770	218,316	811,197
Commercial, financial and agricultural	53,545	27,560	4,151	85,256
Consumer loans	8,830	33,011	2,538	44,379
All other loans	2,103	921	424	3,448
Total loans (1)	$ 369,640	$ 456,049	$ 235,479	$ 1,061,168

(1) Excluding loans held for sale and before deduction of unearned income.

For maturities over one year:	
Fixed rates	$ 498,246
Variable rates	193,282
	$ 691,528

Deposits

Deposits at December 31, 2004 amounted to $1.257 billion, an increase of $46.4 million or 3.8% from $1.211 billion in 2003. The recent trend has been moderate internal growth in deposit funding, supplemented by non-retail funding and acquisitions. Demand and savings deposits increased by $31.0 million, while time deposits increased $15.4 million in 2004. For 2003, excluding the assumption of deposits from the branch acquisition, demand and savings deposits increased by $57.4 million, while time deposits decreased $7.9 million. The overall cost of deposit funds decreased to 1.78% in 2004, compared to 2.16% in 2003 and 2.87% in 2002.

The following table illustrates average outstanding deposits and rates paid:

	2004		2003		2002	
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	$ 224,877	-	$ 184,507	-	$ 155,061	-
Interest-bearing deposits:						
Interest checking	195,131	0.49%	143,875	0.75%	119,041	1.01%
Money market	176,386	0.94%	164,555	1.13%	137,401	1.72%
Savings	140,925	0.67%	117,814	0.92%	102,220	1.50%
Time deposits:						
Less than $100,000	370,746	2.76%	331,936	3.25%	322,346	4.12%
$100,000 and more	121,135	3.37%	93,913	3.86%	85,695	4.25%
Total interest-bearing deposits	1,004,323	1.78%	852,093	2.16%	766,703	2.87%
Total average deposits	$ 1,229,200		$ 1,036,600		$ 921,764	

Maturities of time deposits of $100,000 and over.

(In thousands)	
At December 31, 2004	
Within three months	$ 11,779
Three to six months	13,672
Six to twelve months	25,423
Over twelve months	78,548
	$ 129,422

Capital Adequacy

The management of capital in a regulated financial services industry must properly balance return on equity to stockholders while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Additionally, capital management must also consider acquisition opportunities that may exist, and the resulting accounting treatment. VFG's capital management strategies have been developed to provide attractive rates of returns to stockholders, while maintaining its "well-capitalized" position at each of the banking subsidiaries.

The primary source of additional capital to VFG is earnings retention, which represents net income less dividends declared. During 2004 VFG retained $9.6 million, or 63.2% of its net income. Stockholders' equity increased by $7.3 million, reflecting a decrease of $2.6 million in other comprehensive income, which relates primarily to a decrease in unrealized gains on securities available-for-sale during the period.

VFG and its banking affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on VFG and the affiliate banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, VFG and its banking affiliates must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and reclassifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require VFG and its banking affiliates to maintain minimum amounts and ratios of total and Tier 1 capital to average assets. Management believes, as of December 31, 2004, and 2003 that VFG and the subsidiary banks met all minimum capital adequacy requirements to which they are subject and are categorized as "well capitalized." There are no conditions or events since the notification that management believes have changed the subsidiary banks' category.

LIQUIDITY

Liquidity is identified as the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate withdrawals, payments of debt, and increased loan demand. These events may occur daily or at other short-term intervals in the normal operation of the business. Experience helps management predict time cycles in the amount of cash required. In assessing liquidity, management gives consideration to relevant factors including stability of deposits, quality of assets, economic conditions in the market served, concentrations of business and industry, competition, and VFG's overall financial condition. VFG's primary source of liquidity is cash, securities in our available for sale portfolio, a $15 million line of credit with a correspondent bank and the trust preferred securities market. In addition, the Banks have substantial lines of credit from their correspondent banks and access to the Federal Reserve discount window and Federal Home Loan Bank of Atlanta to support liquidity as conditions dictate.

The liquidity of the parent Corporation also represents an important aspect of liquidity management. The parent Corporation's cash outflows consist of overhead associated with corporate expenses, executive management, finance, marketing, human resources, audit and compliance and loan review functions. It also includes outflows associated with dividends to shareholders. The main sources of funding for the parent Corporation are the management fees and dividends it receives from its banking and trust subsidiaries, a working line of credit with a correspondent bank, and availability of the trust preferred security market as deemed necessary. During 2004, the banking subsidiaries and the non-bank subsidiary paid $7.5 million in management fees and transferred no dividends to VFG. As of December 31, 2004, the aggregate amount of additional unrestricted funds, which could be transferred from the banking subsidiaries to the VFG without prior regulatory approval totaled $21.3 million or 16.8% of the consolidated net assets. The parent Corporation generated approximately $20.0 million in cash flow from financing activities (trust preferred issuance) in 2004. It paid dividends to stockholders of $5.6 million, invested $3.0 million in subsidiaries and utilized trust preferred proceeds to invest $6 million in securities and pay down $6.5 million in short term debt.

Contractual Obligations

The impact that our contractual obligations as of December 31, 2004 are expected to have on our liquidity and cash flow in future periods is as follows:

		Payments Due by Period			
(In thousands)	Total	One year or less	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 34,679	$ 4,060	$ 5,000	$ -	$ 25,619
Operating Leases	3,330	475	689	342	1,824
Total	$ 38,009	$ 4,535	$ 5,689	$ 342	$ 27,443

In the judgment of management, VFG maintains the ability to generate sufficient amounts of cash to cover normal requirements and any additional needs which may arise, within realistic limitations.

Off-Balance Sheet Arrangements

As of December 31, 2004, we have not participated in any material unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. VFG does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk are further discussed in Note 19 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

This information is incorporated above by reference from Item 8, "Financial Statements and Supplemental Data" under the heading "Note 1 – Summary of Accounting Policies".

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. These risks involve interest rate risk, foreign currency exchange risk, commodity price risk and equity market price risk. VFG's primary market risk is interest rate risk. Interest rate risk is inherent because as a financial institution, VFG derives a significant amount of its operating revenue from "purchasing" funds (customer deposits and borrowings) at various terms and rates. These funds are then invested into earning assets (loans, leases, investments, etc.) at various terms and rates. This risk is further discussed below.

Equity market risk is not a significant risk to VFG as equity investments on a cost basis comprise less than 1% of corporate assets. VFG does not have any exposure to foreign currency exchange risk or commodity price risk.

Interest rate risk is the exposure to fluctuations in VFG's future earnings (earnings at risk) and value (value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specified time period as a result of scheduled maturities and repayment and contractual interest rate changes.

The primary objective of VFG's asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate, yet is not essential to VFG's profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at a tolerable level.

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Management endeavors to control the exposures to changes in interest rates by understanding, reviewing and making decisions based on its risk position. The corporate and bank subsidiaries asset/liability committees are responsible for these decisions. VFG primarily uses the securities portfolios and FHLB advances to manage its interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the loan and deposit term or repricing characteristics that best meet current interest rate risk objectives. At present, VFG does not use off-balance sheet instruments. The committees operate under management policies defining guidelines and limits on the level of risk. These policies are approved by the Boards of Directors.

VFG uses simulation analysis to assess earnings at risk and net present value analysis to assess value at risk. These methods allow management to regularly monitor both the direction and magnitude of VFG's interest rate risk exposure.

These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of both assets and liabilities, prepayments on amortizing assets, other imbedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of VFG's interest rate risk position over time.

Earnings at Risk

Simulation analysis evaluates the effect of upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of VFG's shorter-term interest rate risk. The analysis utilizes a "static" balance sheet approach. The measurement date balance sheet composition (or mix) is maintained over the simulation time period with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These include prepayment assumptions on mortgage assets, the sensitivity of non-maturity deposit rates, and other factors deemed significant.

The simulation analysis results are presented in the table below. These results, as of December 31, 2004, indicate that VFG would expect net interest income to increase over the next twelve months by 8.2% assuming an immediate upward shift in market interest rates of 200 basis points and to decrease by 10.2% if rates shifted downward in the same manner. This profile reflects a moderate interest rate risk position and is well within the guidelines set by policy.

Value at Risk

The net present value analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The net present value of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of the expected liability cash flows. The analysis involves changing the interest rates used in determining the expected cash flows and in discounting the cash flows. The resulting percentage change in net present value in various rate scenarios is an indication of the longer term repricing risk and options embedded in the balance sheet.

The net present value analysis results are presented in the table below. These results as of December 31, 2004 indicate that the net present value would decrease 3.3% assuming an immediate upward shift in market interest rates of 200 basis points and to decrease 1.7% if rates shifted downward in the same manner. The risk position of VFG is within the guidelines set by policy.

1-Year Net Interest Income Simulation (000's)		
-200 bp shock	($5,524)	-10.22%
+200 bp shock	$4,420	8.18%
Static Net Present Value Change		
-200 bp shock	($6,012)	-3.33%
+200 bp shock	($3,105)	-1.72%

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

VFG's management is responsible for the preparation, integrity and objectivity of the Consolidated Financial Statements and other financial information included in VFG's 2004 Annual Report on Form 10-K. The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles and reflect the effect of certain estimates and judgments made by management.

VFG's management maintains a system of internal control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The system is regularly monitored by direct management review and by internal auditors who conduct an extensive program of audits throughout VFG. VFG selects and trains qualified people who are provided with, and expected to adhere to, VFG's Standards of Business Conduct. These standards, which set forth the highest principles of business ethics and conduct, are a key element of VFG's control system.

VFG's Consolidated Financial statements as of and for each of the three years in the period ended December 31, 2004 have been audited by Yount, Hyde & Barbour, P.C., independent auditors. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included a review of financial controls and tests of accounting records and procedures respectively as they considered necessary in the circumstances.

The Audit and Compliance Committee of the Board of Directors, which is composed entirely of independent directors, meets regularly with management, the internal auditors and the independent auditors to review accounting, reporting, auditing and internal control matters. The Audit and Compliance Committee has direct and private access to both internal and external auditors.

/s/ O. R. Barham, Jr.
President and Chief Executive Officer

/s/ Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Virginia Financial Group, Inc. and Affiliates
Culpeper, Virginia

We have audited the accompanying consolidated balance sheets of Virginia Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Virginia Financial Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Virginia Financial Group, Inc. and subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of Virginia Financial Group, Inc. and subsidiaries' internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virginia Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Virginia Financial Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Virginia Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
February 21, 2005

VIRGINIA FINANCIAL GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2004 and 2003
Dollars in Thousands

	2004	2003
Assets		
Cash and due from banks	$ 37,532	$ 43,719
Federal funds sold	502	1,222
Interest-bearing deposits in banks	1,292	237
Securities (market value: 2004, $292,496; 2003, $364,926)	292,158	364,298
Loans held for sale	5,715	5,174
Loans, net of allowance for loan losses, 2004, $11,706; 2003, $9,743	1,049,869	912,946
Bank premises and equipment, net	27,858	27,311
Interest receivable	5,716	5,914
Core deposit intangibles, net	5,553	6,247
Goodwill	14,033	14,033
Other real estate owned	5	136
Other assets	9,375	5,974
Total assets	$ 1,449,608	$ 1,387,211
Liabilities and Stockholders' Equity		
Liabilities		
Non-interest bearing	$ 238,735	$ 216,560
Interest bearing	1,018,429	994,214
Total deposits	$ 1,257,164	$ 1,210,774
Federal funds purchased and securities sold under agreement to repurchase	21,155	33,155
Trust preferred capital notes	20,619	-
Short-term borrowings	815	6,526
Federal Home Loan Bank advances	14,060	9,140
Interest payable	2,120	2,223
Other liabilities	6,586	5,563
Commitments and contingent liabilities	-	-
Total liabilities	$ 1,322,519	$ 1,267,381
Stockholders' Equity		
Preferred stock; no par value; 5,000,000 shares authorized; no shares issued and outstanding;	$ -	$ -
Common stock; $5 par value; 25,000,000 shares authorized; 2004: 7,161,499 shares issued and outstanding; 2003: 7,152,885 shares issued and outstanding;	35,807	35,764
Surplus	7,774	7,578
Retained earnings	81,869	72,255
Accumulated other comprehensive income, net	1,639	4,233
Total stockholders' equity	$ 127,089	$ 119,830
Total liabilities and stockholders' equity	$ 1,449,608	$ 1,387,211

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Three Years Ended December 31, 2004
(Dollars in Thousands, except per share data)

	2004	2003	2002
Interest Income			
Interest and fees on loans	$ 58,232	$ 49,849	$ 50,085
Interest on deposits in other banks	4	59	7
Interest and dividends on securities:			
Taxable	8,770	8,851	9,347
Tax-exempt	2,854	3,522	3,502
Dividends	390	358	314
Interest income on federal funds sold	152	188	468
Total interest income	$ 70,402	$ 62,827	$ 63,723
Interest Expense			
Interest on deposits	$ 17,859	$ 18,434	$ 22,016
Interest on federal funds purchased and securities sold under agreements to repurchase	238	189	266
Interest on FHLB advances	705	694	811
Interest on trust preferred capital notes	683	-	-
Interest on short-term borrowings	143	40	8
Total interest expense	$ 19,628	$ 19,357	$ 23,101
Net interest income	$ 50,774	$ 43,470	$ 40,622
Provision for loan losses	2,534	1,290	1,602
Net interest income after provision for loan losses	$ 48,240	$ 42,180	$ 39,020
Noninterest Income			
Retail banking fees	$ 7,522	$ 5,772	$ 4,300
Commissions and fees from fiduciary activities	2,804	2,802	2,988
Investment fee income	663	582	453
Other operating income	1,102	1,316	1,524
Gain on sale of fixed assets	6	96	11
Gain on sale of securities available for sale	3	441	231
Gain (loss) on sale of other real estate owned	(20)	26	55
Gain on sale of mortgage loans	2,464	4,192	3,159
Total noninterest income	$ 14,544	$ 15,227	$ 12,721

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income (continued)

For the Three Years Ended December 31, 2004
(Dollars in Thousands, except per share data)

	2004	2003	2002
Noninterest Expense			
Compensation and employee benefits	$ 22,669	$ 21,742	$ 19,934
Net occupancy expense	2,721	2,318	1,939
Supplies and equipment expenses	4,333	4,229	3,457
Data processing	1,464	1,146	959
Professional fees	922	961	620
Telecommunications	1,055	858	584
Other operating expense	7,852	7,612	7,537
Total noninterest expense	$ 41,016	$ 38,866	$ 35,030
Income before income taxes	$ 21,768	$ 18,541	$ 16,711
Provision for income taxes	6,565	5,049	4,376
Net income	$ 15,203	$ 13,492	$ 12,335
Earnings per share, basic	$ 2.12	$ 1.89	$ 1.70
Earnings per share, assuming dilution	$ 2.11	$ 1.88	$ 1.69

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Three Years Ended December 31, 2004
(Dollars in Thousands)

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 15,203	$ 13,492	$ 12,335
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,066	2,887	2,462
Amortization of intangible assets	694	291	158
Provision for loan losses	2,534	1,290	1,602
Write-downs of other real estate	61	-	-
Deferred tax benefit	(918)	(449)	(584)
(Gain) loss on other real estate owned	20	(26)	(55)
Gain on sale of fixed assets	(6)	(96)	(11)
Gain on sale of securities available for sale	(3)	(441)	(231)
Gain on sale of mortgage loans	(2,464)	(4,201)	(3,159)
Proceeds from sale of mortgage loans	150,094	249,825	169,298
Origination of mortgage loans for sale	(148,171)	(233,570)	(165,983)
Amortization of security premiums and accretion of discounts, net	719	785	500
Changes in assets and liabilities:			
Decrease (increase) in interest receivable	198	(296)	37
Decrease (increase) in other assets	217	(46)	467
(Decrease) increase in interest payable	(103)	294	(651)
(Decrease) increase in other liabilities	(198)	100	857
Net cash provided by operating activities	$ 20,943	$ 29,839	$ 17,042
Cash Flows from Investing Activities			
Proceeds from maturities and calls of investment securities	-	$ 1,225	$ 750
Proceeds from maturities and principal payments of securities available for sale	86,361	209,676	86,813
Proceeds from sales and calls of securities available for sale	36,536	46,708	39,001
Purchases of securities available for sale	(54,954)	(326,403)	(151,546)
Net increase in loans	(139,468)	(143,946)	(35,676)
Proceeds from sale of fixed assets	9	290	65
Purchase of premises and equipment	(3,616)	(3,856)	(4,248)
Proceeds from sale of other real estate	906	993	774
Additions to other real estate	(1,245)	(239)	(375)
(Increase) decrease in cash surrender value of life insurance	9	59	(68)
Acquisition of branches, net of cash acquired	-	99,547	-
Net cash used in investing activities	$ (75,462)	$ (115,946)	$ (64,510)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows (continued)

For the Three Years Ended December 31, 2004
(Dollars in Thousands)

	2004	2003	2002
Cash Flows from Financing Activities			
Net increase in demand, money market and savings deposits	$ 31,005	$ 57,355	$ 74,317
Net increase (decrease) in certificates of deposit	15,385	(7,866)	(11,954)
Net increase (decrease) in federal funds purchased sold under agreement to repurchase	(12,000)	14,000	2,225
Net (decrease) increase in short-term borrowings	(5,711)	5,486	(12)
Issuance of trust preferred capital notes	20,619	-	-
Proceeds from Federal Home Loan Bank advances	5,000	-	-
Principal payments on Federal Home Loan Bank advances	(80)	(3,080)	(80)
Acquisition of common stock	-	(818)	(4,033)
Proceeds from exercise of stock options	38	32	130
Cash paid in lieu of fractional shares	-	-	(22)
Cash dividends paid	(5,589)	(5,371)	(5,261)
Net cash provided by financing activities	$ 48,667	$ 59,738	$ 55,310
Increase (decrease) in cash and cash equivalents	$ (5,852)	$ (26,369)	$ 7,842
Cash and Cash Equivalents			
Beginning	45,178	71,547	63,705
Ending	$ 39,326	$ 45,178	$ 71,547
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 19,731	$ 19,062	$ 23,752
Income taxes	$ 7,525	$ 5,414	$ 5,075
Supplemental Schedule of Noncash Activities			
Other real estate acquired in settlement of loans	$ 39	$ 288	$ 691
Unrealized (loss) gain on securities available for sale	$ 3,481	$ (3,414)	$ 7,031
Restricted common stock issued	$ 201	$ 101	$ 187
Minimum pension liability adjustment	$ (509)	$ 372	$ (372)
Details of acquisition of branches			
Fair value of assets acquired	$ -	$ 84,835	$ -
Fair value of liabilities assumed	-	(201,506)	-
Purchase price in excess of net assets aquired	$ -	18,614	$ -
Cash received	$ -	$ (98,057)	$ -
Less cash acquired	-	(1,490)	-
Net cash received for acquisition	$ -	$ (99,547)	$ -

See Notes to Consolidated Financial Statements.

VIRGINIA FINANCIAL GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
For the Three Years Ended December 31, 2004
(Dollars in Thousands)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income	Total
Balance, December 31, 2001	$36,436	$11,329	$57,060	$ 1,882		$ 106,707
Comprehensive income:						
Net income			12,335		$ 12,335	12,335
Other comprehensive income, net of tax:						
Unrealized holding gains arising during the period (net of tax, $2,542)	-	-	-	-	4,720	-
Reclassification adjustment (net of tax, $81)	-	-	-	-	(150)	-
Minimum pension liability adjustment (net of tax of $130)	-	-	-	-	(242)	-
Other comprehensive income	-	-	-	4,328	$ 4,328	4,328
Total comprehensive income	-	-	-	-	$ 16,663	-
Cash dividends ($.72 per share)	-	-	(5,261)	-		(5,261)
Issuance of common stock	42	145	-	-		187
Exercise of stock options	49	81	-	-		130
Cash paid in lieu of fractional shares	(4)	(18)	-	-		(22)
Repurchase of common stock	(639)	(3,394)	-	-		(4,033)
Balance, December 31, 2002	$35,884	$ 8,143	$64,134	$ 6,210		$ 114,371
Comprehensive income:						
Net income			13,492		$ 13,492	13,492
Other comprehensive loss, net of tax:						
Unrealized holding losses arising during the period (net of tax, $1,040)	-	-	-	-	(1,932)	- -
Reclassification adjustment (net of tax, $154)	-	-	-	-	(287)	-
Minimum pension liability adjustment (net of tax of $130)	-	-	-	-	242	-
Other comprehensive loss	-	-	-	(1,977)	$ (1,977)	(1,977)
Total comprehensive income	-	-	-	-	$ 11,515	-
Cash dividends ($.75 per share)	-	-	(5,371)	-		(5,371)
Issuance of common stock	14	87	-	-		101
Exercise of stock options	9	23	-	-		32
Repurchase of common stock	(143)	(675)	-	-		(818)
Balance, December 31, 2003	$35,764	$ 7,578	$72,255	$ 4,233		$ 119,830
Comprehensive income:						
Net income			15,203		$ 15,203	15,203
Other comprehensive loss, net of tax:						
Unrealized holding losses arising during the period (net of tax, $1,217)	-	-	-	-	(2,261)	-
Reclassification adjustment (net of tax, $1)	-	-	-	-	(2)	-
Minimum pension liability adjustment (net of tax of $178)	-	-	-	-	(331)	-
Other comprehensive loss	-	-	-	(2,594)	$ (2,594)	(2,594)
Total comprehensive income	-	-	-	-	$ 12,609	-
Cash dividends ($.78 per share)	-	-	(5,589)	-		(5,589)
Issuance of common stock	30	171	-	-		201
Exercise of stock options	13	25	-	-		38
Balance, December 31, 2004	$35,807	$ 7,774	$81,869	$ 1,639		$ 127,089

See Notes to Consolidated Financial Statements.

Note 1. Significant Accounting Policies

Nature of Operations and Consolidation

Virginia Financial Group, Inc. (the "Corporation") is a Virginia multi-bank holding Company headquartered in Culpeper, Virginia. The Corporation owns Second Bank & Trust and its subsidiary, Second Service Company; Virginia Heartland Bank and its subsidiary, Virginia Heartland Service Corporation; Planters Bank & Trust Company of Virginia and its subsidiary, Planters Insurance Agency, Inc.; Virginia Commonwealth Trust Company and VFG Limited Liability Trust. The consolidated statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant inter-company accounts have been eliminated. FASB Interpretation No. 46 (R) requires that the Corporation no longer consolidate VFG Limited Liability Trust. The subordinated debt of the trust is reflected as a liability on the Corporation's balance sheet.

The Corporation, through its member banks, provides a full array of banking services through thirty seven retail offices in Central and Southwest Virginia. Among such services are those traditionally offered by banks including commercial and consumer demand and time deposit accounts, mortgage, commercial and consumer loans. The Corporation also provides a network of automated transaction locations, phone banking and a transactional internet banking product. Virginia Commonwealth Trust Company provides comprehensive wealth management, financial and estate-planning services through all three community banks.

Risks and Uncertainties

In its normal course of business, the Corporation encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Corporation is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly or on a different basis than its interest-earning assets. Credit risk is the risk of default on the Corporation's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, securities and the valuation of real estate held by the Corporation.

The determination of the allowance for loan losses and the valuation of real estate are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2004, the allowance for loan losses and the valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline or substantial increase in interest rates would increase the likelihood of losses due to credit and market risks and could create the need for substantial increases in the allowance for loan losses.

The Corporation is subject to the regulations of various regulatory agencies, which can change significantly from year to year. In addition, the Corporation undergoes periodic examinations by regulatory agencies, which may subject it to further changes based on the regulators' judgments about information available to them at the time of their examinations.

Basis of Presentation

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to accepted practice within the banking industry. The following is a description of the more significant of those policies and practices.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Corporation, through its banking subsidiaries, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Corporation's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The Corporation's affiliate Banks conduct an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with lenders identifying problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, then a specific reserve may be established based on the Banks calculation of the loss embedded in the individual loan. In addition to impairment testing, the Banks have an eight point grading system for each non-homogeneous loan in the portfolio. The loans meeting the criteria for impairment are segregated from performing loans within the portfolio. Loans are then grouped by loan type and, in the case of commercial loans, by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions, and the overall portfolio quality including delinquency rates. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses, reflecting the imprecision inherent in the underlying assumptions used in these methodologies. The total of specific reserves required for impaired classified loans, calculated reserves by loan category and the unallocated reserve are then compared to the recorded allowance for loan losses. This is the methodology used to determine the sufficiency of the allowance for loan losses and the amount of the provision for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Corporation. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

(Dollars in Thousands, except share data)

Rate Lock Commitments

The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

Bank Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to thirty-nine years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over three years. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate. Gains and losses on routine dispositions are reflected in current operations.

Goodwill and Intangible Assets

The Corporation adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. The Corporation performed an annual test of goodwill impairment on September 30, 2004. Based on the results of these tests, the Corporation concluded that there was no impairment and no write-downs were recorded. Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life. Branch acquisition transactions were outside the scope of SFAS 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS 142. The cost of purchased deposit relationships and other intangible assets, based on independent valuation, are being amortized over their estimated lives not to exceed fifteen years. Amortization expense charged to operations was $694 thousand in 2004, $291 thousand in 2003, and $158 thousand in 2002.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences

(Dollars in Thousands, except share data)

between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Retirement Plans

The Corporation has a noncontributory, defined benefit pension plan covering certain of its employees meeting certain age and service requirements. The Corporation's funding policy is to make the maximum contribution permitted by the Employee Retirement Income Security Act. The plan is no longer available for employees hired after June 30, 2002.

The Corporation also has a contribution retirement plan which covers certain of its full-time salaried employees. Contributions are at the discretion of the Board of Directors.

Stock Compensation Plan

At December 31, 2004, the Corporation has a stock-based employee compensation plan which is described more fully in Note 12. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	2004	2003	2002
Net income, as reported	$ 15,203	$ 13,492	$ 12,335
Additional expense had the Corporation adopted SFAS No. 123	(73)	(47)	(10)
Pro forma net income	$ 15,130	$ 13,445	$ 12,325
Earnings per share:			
Basic - as reported	$ 2.12	$ 1.89	$ 1.70
Basic - pro forma	$ 2.11	$ 1.88	$ 1.70
Diluted - as reported	$ 2.11	$ 1.88	$ 1.69
Diluted - pro forma	$ 2.10	$ 1.87	$ 1.69

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average

	Year Ended December 31		
	2004	2003	2002
Dividend yield	2.4%	2.3%	2.3%
Expected life	10 yrs	10 yrs	10 yrs
Expected volatility	30.4%	31.0%	31.4%
Risk-free interest rate	4.4%	4.1%	4.1%

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common stock had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options and restricted stock and are determined using the treasury method.

Dividend Reinvestment Plan

The Corporation has in effect a Dividend Reinvestment Plan, which provides an automatic conversion of dividends into common stock for enrolled stockholders. It is based on the stock's fair market value on each dividend record date, and allows for voluntary contributions to purchase stock.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Trust Assets

Securities and other property held by the Virginia Commonwealth Trust Company in a fiduciary or agency capacity are not assets of the Corporation and are not included in the accompanying consolidated financial statements.

Other Real Estate

Real estate acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation are included in other operating expenses.

Advertising

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Advertising expense of $602 thousand, $671 thousand, and $519 thousand were incurred in 2004, 2003 and 2002, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Corporation's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from

(Dollars in Thousands, except share data)

other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low income housing development and trust preferred securities structures because these entities or transactions constitute the Corporation's primary FIN 46 and FIN 46R exposure. The adoption of FIN 46 and FIN 46R did not have a material effect on the Corporation's consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Corporation. The Corporation intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a significant effect on the Corporation's consolidated financial position or consolidated results of operations.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, "Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133." Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Corporation has adopted the provisions of SAB 105. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, management does not anticipate that this guidance will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other –than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Corporation can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed.

(Dollars in Thousands, except share data)

EITF No. 03-16, "Accounting for Investments in Limited Liability Companies" was ratified by the Board and is effective for reporting periods beginning after June 15, 2004. APB opinion No. 18, "The Equity Method of Accounting Investments in Common Stock," prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, "Investments in Partnerships Ventures," of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In *EITF Abstracts,* Topic No. D-46, *"Accounting for Limited Partnership Investments,"* the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. . The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting. Management has evaluated the Corporation's investments in LLCs for cost versus equity method of accounting treatment. The implementation of this interpretation did not have a material impact on the Corporation's consolidated financial position or consolidated results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. Management is evaluating the effects of the pronouncement, and currently conforms to the disclosure requirements of Statement 123.

Note 2. Acquisition/Disposition of Branches

On September 26, 2003, the Corporation purchased eight branches from the following First Virginia member banks: First Virginia Bank-Southwest, First Virginia Bank-Blue Ridge and First Virginia Bank-Colonial. The branches are located in Covington, Tazewell, Woodstock, Rocky Mount and Farmville. The branches were divested in connection with the BB&T Corporation/First Virginia Banks Inc. merger. The purchase price of $19.1 million represented a 9.5% premium on the deposits assumed at the date of consummation.

(Dollars in Thousands, except share data)

The acquisition included the assumption of certain deposit accounts and purchase of selected loans, fixed assets and real estate as follows:

Assets Purchased (at fair value):		
Cash	$	1,490
Loans		78,889
Real estate and personal property		4,447
Goodwill		14,033
Core deposit intangible		4,830
Other assets		8
Total assets acquired	$	103,697
Liabilities Assumed (at fair value):		
Deposit accounts	$	201,465
Other liabilities		41
Total liabilities assumed	$	201,506
Net Liabilities Assumed	$	97,809

Of the $19.1 million of acquired intangible assets, $4.8 million was assigned to core deposit intangibles to be amortized over a nine year period. The unamortized balance of accumulated core deposit intangibles was $5.6 million and $6.2 million at December 31, 2004 and 2003, respectively. The estimated aggregate amortization expense for core deposit intangibles for each of the five succeeding years is $588 thousand, respectively.

In addition, $1.1 million was assigned as a premium on the certificates of deposit assumed, while $1.5 million was assigned as a premium on the loans purchased. Weighted average lives for the certificates of deposit and loans receivable were one year and seven years, respectively. The unamortized balance of the CD premium was none and $801 thousand at December 31, 2004 and 2003, respectively. The unamortized balance of the loans receivable premium was $1.0 and $1.4 million at December 31, 2004 and 2003, respectively. The estimated aggregate loan premium amortization for each of the five succeeding years is as follows:

2005	$	306
2006		253
2007		200
2008		146
2009		93
	$	998

On November 9, 2004, the Corporation through its subsidiary, Planters Bank & Trust Company of Virginia, signed a definitive agreement to sell two branches located in Tazewell County, Virginia to the Bank of Tazewell County, an affiliate of National Bankshares, Inc. headquartered in Blacksburg, Virginia.

The branch sale, which is subject to regulatory approval, includes all deposit accounts, and the purchase of selected loans, fixed assets and real estate. At December 31, 2004, the two branches reported deposits of $23.4 million and loans of $8.9 million. The proposed transaction is expected to close in the first quarter of 2005.

(Dollars in Thousands, except share data)

Note 3. Restrictions on Cash

To comply with Federal Reserve Regulations, the subsidiary banks are required to maintain certain average reserve balances. The daily average reserve requirement was $23.7 million and $18.3 million for December 31, 2004 and 2003, respectively.

Note 4. Securities

The amortized cost and estimated fair value of the securities being held to maturity, with gross unrealized gains and losses, as of December 31, 2004 and 2003, are as follows:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and municipal	$ 5,849	$ 338	$ -	$ 6,187

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and municipal	$ 5,837	$ 628	-	$ 6,465

The amortized cost and estimated fair value of the securities being held to maturity as of December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	2004	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,574	$ 1,597
Due through five years	3,308	3,529
Due after ten years	967	1,061
Total	$ 5,849	$ 6,187

(Dollars in Thousands, except share data)

Amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses as of December 31, 2004 and 2003, are as follows:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U. S. Treasury	$ 7,019	$ 177	$ -	$ 7,196
U. S. Government agencies	117,279	425	(766)	116,938
State and municipals	68,903	2,989	(76)	71,816
Corporate bonds	9,052	265	-	9,317
Collateralized mortgage obligations	4,433	30	(4)	4,459
Mortgage backed securities	69,184	314	(618)	68,880
Equity securities	1,270	372	(77)	1,565
Restricted stock	5,406	-	-	5,406
Other	732	-	-	732
Total	283,278	$ 4,572	$ (1,541)	$ 286,309

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U. S. Treasury	$ 33,048	$ 504	$ -	$ 33,552
U. S. Government agencies	127,418	1,906	(753)	128,571
State and municipals	79,818	3,982	(53)	83,747
Corporate bonds	10,004	601	-	10,605
Collateralized mortgage obligations	6,453	147	(15)	6,585
Mortgage backed securities	88,876	592	(619)	88,849
Equity securities	1,575	491	(272)	1,794
Restricted stock	4,257	-	-	4,257
Other	501	-	-	501
Total	$ 351,950	$ 8,223	$ (1,712)	$ 358,461

The book value of securities pledged to secure deposits and for other purposes amounted to $79.8 million and $60.9 million at December 31, 2004 and 2003, respectively.

The amortized cost and estimated fair value of the securities available for sale as of December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the

	2004	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 66,487	$ 66,720
Due after one year through five years	93,407	94,105
Due after five years through ten years	36,488	38,126
Due after ten years	5,871	6,316
Equity securities	1,270	1,565
Mortgage-backed securities	73,617	73,339
Restricted stock	5,406	5,406
Other	732	732
Total	$ 283,278	$ 286,309

(Dollars in Thousands, except share data)

right to call or prepay obligations without any penalties.

Proceeds from sales and calls of securities available for sale were $36.5 million, $46.7 million, and $39.0 million for the years ended December 31, 2004, 2003 and 2002 respectively. Gross gains of $235 thousand, $512 thousand, and $275 thousand and gross losses of $232 thousand, $71 thousand, and $44 thousand were realized on these sales during 2004, 2003 and 2002, respectively. The tax provision applicable to these net realized gains amounted to $1 thousand, $154 thousand, and $81 thousand, respectively. There were no sales of securities held to maturity during 2004, 2003 or 2002.

Information pertaining to securities with gross unrealized losses at December 31, 2004, and 2003 aggregated by investment category and length of time that individual securities have been in a continuous loss position follows.

Description of Securities	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2004						
U.S. Treasury obligations and direct obligations of U.S. government	$ 37,512	$ 600	$ 9,834	$ 166	$ 47,346	$ 766
Federal Agency mortgage backed securities	10,523	101	32,845	517	43,368	618
Obligations of State, County and municipal entities	6,307	60	777	16	7,084	76
Collaterallized mortgage obligations	1,793	4	-	-	1,793	4
Subtotal debt securities	56,135	765	43,456	699	99,591	1,464
Preferred stock	-	-	516	77	516	77
Total temporarily impaired securities	$ 56,135	$ 765	$ 43,972	$ 776	$ 100,107	$ 1,541
2003						
U.S. Treasury obligations and direct obligations of U.S. government	$ 42,341	$ 753	$ -	$ -	$ 42,341	$ 753
Federal Agency mortgage backed securities	53,559	619	-	-	53,559	619
Obligations of State, County and municipal entities	4,649	53	-	-	4,649	53
Collaterallized mortgage obligations	1,994	15	-	-	1,994	15
Subtotal debt securities	102,543	1,440	-	-	102,543	1,440
Common stock	-	-	79	231	79	231
Preferred stock	552	41	-	-	552	41
Total temporarily impaired securities	$ 103,095	$ 1,481	$ 79	$ 231	$ 103,174	$ 1,712

There are a total of 61 securities that have unrealized losses as of December 31, 2004, 20 U.S. Treasuries or agency securities, 21 U.S. Agency MBS securities, 18 municipal securities, one CMO, and one preferred stock security. The debt securities are obligations of entities that are excellent credit risks. The impairment as noted is the result of interest rate market conditions and does not reflect on the ability of the issuers to repay the debt obligations. The preferred stock category represents ownership in preferred stock of the Federal Home Loan Mortgage Corporation (Freddie Mac). Freddie Mac' credit rating did not change during 2004 as measured by Moody's and S&P. The impairment is the result of interest rate market conditions and there is a high probability of full recovery of investment.

(Dollars in Thousands, except share data)

The fixed income nature of this investment causes significant movement in value in relation to the fixed income market. However, there is no change in the dividend stream or credit quality as a result. The Corporation maintains the ability and intent to hold such securities for the foreseeable future.

Note 5. Loans

A summary of the balances of loans follows:

	December 31,	
	2004	2003
Real estate loans:		
Construction and land development	$ 116,888	$ 94,372
Farmland	9,631	10,193
1-4 family residential	293,859	283,631
Multifamily, nonresidential and junior liens	507,707	404,283
Loans to farmers (except those secured by real estate)	1,590	2,223
Commercial and industrial loans (except those secured by real estate)	83,666	73,852
Consumer installment loans	42,575	48,154
Deposit overdrafts	1,804	2,009
All other loans	3,448	4,353
Total loans	$ 1,061,168	$ 923,070
Deferred loan costs (fees)	407	(381)
Allowance for loan losses	(11,706)	(9,743)
Net loans	$ 1,049,869	$ 912,946

Note 6. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Balance, beginning	$ 9,743	$ 9,180	$ 8,266
Recoveries	231	229	275
Provision for loan losses	2,534	1,290	1,602
Total	$ 12,508	$ 10,699	$ 10,143
Loans charged off	(802)	(956)	(963)
Balance, ending	$ 11,706	$ 9,743	$ 9,180

(Dollars in Thousands, except share data)

Information about impaired loans as of and for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Impaired loans for which an allowance has been provided	$ 3,410	$ 3,128	$ 8,299
Impaired loans for which no allowance has been provided	4,905	3,474	89
Total impaired loans	$ 8,315	$ 6,602	$ 8,388
Allowance provided for impaired loans, included in the allowance for loan losses	1,166	1,281	1,836
Average balance in impaired loans	$ 9,379	$ 6,809	$ 7,977
Interest income recognized on impaired loans	$ 574	$ 347	$ 579
Interest income recognized on a cash basis on impaired loans	$ 594	$ 324	$ 553

Nonaccrual loans excluded from the impaired loan disclosure under FASB 114 amounted to $1.4 million, $1.8 million, and $443 thousand at December 31, 2004, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $118 thousand, $108 thousand, and $37 thousand for 2004, 2003 and 2002, respectively.

Loans past due greater than 90 days and still accruing interest were none, $25 thousand, and $104 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 7. Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of bank premises, equipment and software follows:

	2004	2003
Land	$ 5,955	$ 4,535
Buildings and leasehold improvements	22,230	21,908
Furniture, equipment and software	23,751	22,162
Construction in progress	339	116
	$ 52,275	$ 48,721
Less accumulated depreciation and amortization	24,417	21,410
	$ 27,858	$ 27,311

Depreciation and amortization expense amounted to $3.1 million in 2004, $2.9 million in 2003, and $2.5 million in 2002.

(Dollars in Thousands, except share data)

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was $129.4 million and $111.1 million, respectively.

At December 31, 2004, the scheduled maturities of time deposits were as follows:

2005	$ 233,570
2006	114,540
2007	62,885
2008	48,341
2009	40,276
Thereafter	6
	$ 499,618

Note 9. Short-Term Borrowings

The Corporation has a line of credit agreement with a correspondent bank for general working capital needs. The $15 million line is unsecured, calls for variable interest payments and is payable on demand. The balance outstanding at December 31, 2004 and 2003 was none and $6.5 million, respectively.

Federal funds purchased generally mature within one to four days from the transaction date. The balance outstanding at December 31, 2004 and 2003 was $5 million and $15.0 million, respectively.

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Additional collateral may be required based on the fair value of the underlying securities. The balance outstanding at December 31, 2004 and 2003 was $16.2 million and $18.2 million, respectively.

Second Bank & Trust has an agreement with the Federal Reserve Bank where it can borrow funds deposited by customers. This agreement calls for variable interest and is payable on demand. U.S. Government securities are pledged as collateral. The targeted threshold maximum amount available under this agreement is $7.0 million. The balance outstanding at December 31, 2004 and 2003 was $814.5 thousand and $26.5 thousand, respectively. The Corporation, through its subsidiary banks, has uncollateralized, unused lines of credit totaling $92.4 million with nonaffiliated banks at December 31, 2004.

Note 10. Federal Home Loan Bank Advances

The Corporation's fixed-rate, long-term debt of $14.1 million at December 31, 2004 matures through 2010. At December 31, 2004 and 2003, the interest rates on fixed-rate, long-term debt ranged from 1.96% to 7.07% and from 6.60% to 7.07% respectively. The weighted average interest rate at December 31, 2004 and 2003 was 5.12% and 6.85% respectively. Average balance outstanding during 2004 and 2003 was $13.3 million and $10.2 million respectively. The advance structures employed by the Corporation include $9 million fixed rate credit advances, $5 million convertible advances, and $60 thousand remaining on a principal reducing credit advance. Each structure requires quarterly interest payments, and the principal reducing credit also requires a quarterly payment of principal. The convertible advance is callable in the event that three month LIBOR reaches 8.5%.

The banking subsidiaries have available a combined $233 million line of credit with the Federal Home Loan Bank of Atlanta. Advances on the line are secured by securities and by a blanket lien on loan portfolios of Second Bank &

(Dollars in Thousands, except share data)

Trust, Virginia Heartland Bank and Planters Bank & Trust Company of Virginia. The blanket lien covers the 1 to 4 family dwelling loans, home equity loans, and commercial loans. As of December 31, 2004 only 1 to 4 family loans were pledged totaling $109 million.

The contractual maturities of long-term debt are as follows:

	2004
Due in 2005	$ 4,060
Due in 2006	5,000
Due in 2010	5,000
Total long-term debt	$ 14,060

Note 11. Trust Preferred Capital Notes

During the first quarter of 2004, VFG Limited Liability Trust, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities (commonly referred to as Trust Preferred Capital Notes). On March 18, 2004, $20 million of Trust Preferred Capital Notes were issued through a private transaction. The Trust issued $619 thousand in common equity to the Corporation. The securities have a LIBOR-indexed floating rate of interest which adjusts, and is payable, quarterly. The interest rate at December 31, 2004 was 5.29%. The securities may be redeemed at par beginning in June, 2009 and each quarterly anniversary of such date until the securities mature on June 17, 2034. The principal asset of the Trust is $20.6 million of the Virginia Financial Group's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Capital Notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Trust Preferred not considered as Tier I capital may be included in Tier II capital.

The obligations of the Corporation with respect to the issuance of the capital securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the capital securities.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

Note 12. Stock-Based Compensation

Under the Corporation's incentive stock option plan, the Corporation may grant options to purchase common stock to its directors, officers and employees of up to 750,000 shares of the Corporation's common stock. The plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant. Such options vest over a five-year period and will expire in no more than ten years after the date of grant.

(Dollars in Thousands, except share data)

A summary of the status of the plan at December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is as follows:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	79,008	$ 20.33	70,399	$ 18.12	63,093	$ 14.32
Granted	11,250	34.48	11,834	30.36	17,900	31.60
Forfeited	(2,000)	31.87	(1,440)	-	(776)	-
Exercised	(2,634)	14.59	(1,785)	17.93	(9,818)	13.58
Outstanding at end of year	85,624	$ 22.10	79,008	$ 20.33	70,399	$ 18.12
Exercisable at end of year	56,847		54,294		53,275	
Weighted-average fair value per option of options granted during the year	$ 12.14		$ 10.22		$ 10.86	

A further summary about the options outstanding and exercisable at December 31, 2004 is as follows:

Options Outstanding				Options Exercisable	
Weighted Average Remaining Contractual Life	Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
9 years	$32.88 - $35.75	11,250	$ 34.48	-	-
8 years	$29.58 - $32.00	9,834	30.05	1,967	$ 30.05
7 years	$28.95 - $32.80	16,100	31.60	6,440	31.60
6 years	$13.90 - $14.99	47,748	14.50	47,748	14.50
3 years	$10.82	692	10.82	692	10.82
		85,624		56,847	

Note 13. Employee Benefit Plans

The Corporation and its banking subsidiaries maintain several tax qualified and non-qualified employee benefit plans for employees, which are described below.

The Corporation has a noncontributory pension plan which conforms to the Employee Retirement Income Security Act of 1974 (ERISA). The amount of benefits payable under the plan is determined by an employee's period of credited

(Dollars in Thousands, except share data)

service. The amount of normal retirement benefit will be determined based on a Pension Equity Credit formula. The employee receives credits based on their age and years of service. The plan provides for early retirement for participants with five years of service and the attainment of age 55. A participant who terminates employment with 2 or more years of service will be entitled to a benefit. The benefits are payable in single or joint/survivor annuities as well as a lump sum payment upon retirement or separation of service.

Utilizing a measurement date of October 1, 2004 for the 2004 plan year, information about the plan follows:

	2004	2003
Change in Benefit Obligation		
Benefit obligation, beginning	$ 4,234	$ 3,883
Service cost	196	228
Interest cost	270	267
Actuarial (gain) loss	277	99
Benefits paid	(570)	(243)
Benefit obligation, ending	$ 4,407	$ 4,234
Change in Plan Assets		
Fair value of plan assets, beginning	$ 3,659	$ 3,040
Actual return on plan assets	(19)	539
Employer contributions	129	323
Benefits paid	(570)	(243)
Fair value of plan assets, ending	$ 3,199	$ 3,659
Funded status	$ (1,208)	$ (576)
Unrecognized net actuarial gain	1,251	669
Unrecognized prior service cost	71	103
Prepaid benefit cost included in other assets	$ 114	$ 196
Accumulated Benefit Obligation	$ 3,779	$ 3,646
Amount Recognized in Consolidated Balance Sheets		
Prepaid benefit cost	$ 114	$ 196
Accrued benefit liability	(580)	-
Deferred tax asset	178	-
Intangible asset	71	-
Accumulated other comprehensive income, net	331	-
Net amount recognized	$ 114	$ 196
Information for pension plans with an accumulated benefit obligation in excess of plan assets		
Projected benefit obligation	$ 4,407	N/A
Accumulated benefit obligation	3,779	N/A
Fair value of plan assets	3,199	N/A
Increase in minimum liability included in other comprehensive income	580	N/A

(Dollars in Thousands, except share data)

Components of Net Periodic Benefit Cost	**2004**	**2003**	**2002**
Service cost	196	228	320
Interest cost	270	267	254
Expected return on plan assets	(304)	(252)	(313)
Amortization of prior service cost	32	32	36
Amortization of net obligation at transition	-	(43)	(43)
Recognized net actuarial gain	18	38	-
Net Periodic benefit cost	$ 212	$ 270	$ 254

Weighted-Average Assumptions for Benefit Obligation as of October 1,

	2004	2003
Discount Rate	6.00%	6.50%
Expected Return on Plan Assets	8.50%	8.50%
Rate of Compensation Increase	4.00%	4.00%

Weighted-Average Assumptions for Net Periodic Benefit as of October 1,

	2004	2003
Discount Rate	6.50%	7.00%
Expected Return on Plan Assets	8.50%	8.50%
Rate of Compensation Increase	4.00%	4.00%

The Corporation selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed—especially with respect to real rates of return (net of inflation)—for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience—that may not continue over the measurement period—with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further—solely for this purpose—the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The plan's weighted average asset allocations at December 31, 2004, and December 31, 2003, by asset category are as follows:

	Plan Assets at December 31	
Asset Category	**2004**	**2003**
Money Markets and Equivalents	-	10.7%
Equity Securities	77.6%	76.0%
Debt Securities	22.4%	13.3%
Total	100.0%	100.0%

(Dollars in Thousands, except share data)

The investment policy and strategies for the plan assets can best be described as a capital growth and with current cash income strategy. The target allocation for equities is 75% of the total portfolio through the use of large and mid capitalization companies. The remaining asset allocation is to fixed income investments and money market funds. The portfolio is diversified by limiting the holding in any one equity issue to no more than 5% of total equities and one industry to no more than 25%. All fixed income investments are rated as investment grade with the majority of the assets in corporate issues. The Assets are managed by the Corporation's wholly own trust Corporation, Virginia Commonwealth Trust Corporation. The portfolio does not include any position in Virginia Financial Group, Inc.

The Corporation's best estimate of contributions to the plan for 2005 is $263 thousand.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

2005	$	263
2006		271
2007		262
2008		320
2009		317
2009-2014		2,427
	$	3,860

The Corporation has a contribution retirement plan covering certain employees. Contributions amounted to $692 thousand, $348 thousand, and $473 thousand for the three years ended December 31, 2004, respectively.

The Corporation has a 401 (k) Savings Plan eligible to all employees with matching contributions equal to 50% of the first 6% of salary reduction contributions made by the employee. The Corporation contributed a matching contribution of $599 thousand, $566 thousand, and $158 thousand for the three years ended December 31, 2004, respectively.

The Corporation has a Non-Qualified Directors Deferred Compensation Plan. This plan allows for the deferral of pre-tax income associated with payment of director fees. Directors may elect to defer all or a portion of their annual directors fees. Monthly board fees are contributed directly to a trust with various investment options, and are held until such time the director is entitled to receive a distribution.

The Corporation also has a non-qualified Executive Deferred Compensation Plan for key employees. Pursuant to the plan, the President and any other employees selected by the Board of Directors may defer receipt of a certain amount of pre-tax income and cash incentive compensation for a period of no less than three years or until retirement, subject to termination of employment or certain other events, including an imminent change in control. The Board may make contributions at its discretion. The deferred compensation charged to expense totaled $22 thousand, $21 thousand, and $25 thousand for the three years ended December 31, 2004, respectively.

The Corporation has an incentive bonus plan under which employees receive compensation directly related to affiliate and Corporation profitability and budget performance. Compensation under the plan is calculated under pre-determined guidelines set by the Holding Company Board of Directors. The amount charged to operations was $520 thousand, $850 thousand, and $1.3 million for the three years ended December 31, 2004, respectively.

The Corporation's Virginia Heartland Bank affiliate has supplemental retirement agreements with the Bank's former executive officers which provide benefits payable over fifteen years. The present value of the estimated liability under the agreements is being accrued using a discount rate of 10% and 7.5%, respectively, ratably over the remaining years

(Dollars in Thousands, except share data)

to the date of eligibility for benefits. The deferred compensation expense charged to expense totaled $49 thousand, $112 thousand, and $149 thousand for the three years ended December 31, 2004, respectively.

Note 14. Income Taxes

The components of the net deferred tax asset, included in the Consolidated Balance Sheets, are as follows:

	December 31,	
	2004	**2003**
Deferred tax assets:		
Allowance for loan losses	$ 3,827	$ 2,939
Nonaccrual loan interest	180	109
Deferred compensation	1,021	687
Minimum pension liability	178	-
Core deposit intangible	94	19
Other	14	11
	$ 5,314	$ 3,765
Deferred tax liabilities:		
Accrued pension asset	$ 40	$ 50
Premises and equipment	528	442
Securities available for sale	1,061	2,279
FHLB stock dividend	59	59
Goodwill	409	81
Other	91	42
	$ 2,188	$ 2,953
Net deferred tax asset	$ 3,126	$ 812

The income tax expense charged to operations for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	2004	**2003**	**2002**
Current tax expense	$ 7,483	$ 5,496	$ 4,960
Deferred tax benefit	(918)	(447)	(584)
	$ 6,565	$ 5,049	$ 4,376

(Dollars in Thousands, except share data)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

	2004		2003		2002	
	Amount	Rate	Amount	Rate	Amount	Rate
Computed "expected" tax expense	$ 7,619	35.0%	$ 6,489	35.0%	$ 5,849	35.0%
Increase (decrease) in income taxes resulting from:						
Tax-exempt interest income, net	(1,066)	-4.9%	(1,265)	-6.8%	(1,320)	-7.9%
Other	12	0.1%	26	0.1%	15	0.1%
Reduction for taxable income <$10 million	-	-	(201)	-1.1%	(168)	-1.0%
	$ 6,565	30.2%	$ 5,049	27.2%	$ 4,376	26.2%

Note 15. Related Party Transactions

In the ordinary course of business, the Banks grant loans to principal officers, directors and affiliates of the Corporation.

Aggregate loan transactions with related parties were as follows:

Beginning balance	$ 11,675	$ 9,776
New loans	24,577	14,886
Repayments	(16,126)	(12,987)
Ending balance	$ 20,126	$ 11,675

Note 16. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common stockholders.

	2004		2003		2002	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	7,158,574	$ 2.12	7,155,814	$ 1.89	7,268,797	$ 1.70
Effect of dilutive securities:						
Restricted stock	12,241		8,624		1,949	
Stock options	30,935		28,046		26,280	
Diluted earnings per share	7,201,750	$ 2.11	7,192,484	$ 1.88	7,297,026	$ 1.69

Stock options representing 6,283, 8,865 and 2,400 shares at December 31, 2004, 2003 and 2002, respectively, were not included in the calculation of earnings per share as their effect would have been anti-dilutive.

(Dollars in Thousands, except share data)

Note 17. Commitments and Contingent Liabilities

The Corporation has noncancellable leases covering certain premises and equipment.

Total rent expense applicable to operating leases was $553 thousand, $402 thousand, and $327 thousand for 2004, 2003 and 2002, respectively, and was included in occupancy expense.

The following is a schedule by year of future minimum lease requirements required under the long-term noncancellable lease agreements:

2005	$ 475
2006	385
2007	304
2008	234
2009	108
Thereafter	1,824
Total	$ 3,330

In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

See Note 19 with respect to financial instruments with off-balance sheet risk.

Note 18. Restrictions on Transfers to Parent

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Corporation.

During 2004, the banking subsidiaries and the non-bank subsidiary did not paid dividends to the Parent Corporation. As of December 31, 2004, the aggregate amount of additional unrestricted funds, which could be transferred from the banking subsidiaries to the Parent Corporation without prior regulatory approval totaled $21.3 million or 16.8% of the consolidated net assets.

In addition, dividends paid by the Banks to the Corporation would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements.

Note 19. Financial Instruments with Off-Balance-Sheet Risk

The Corporation, through its banking subsidiaries, is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Corporation has in particular classes of financial instruments.

(Dollars in Thousands, except share data)

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003 the following financial instruments were outstanding whose contract amounts represent credit risk:

	2004	2003
Commitments to extend credit	$ 366,815	$ 300,555
Standby letters of credit	11,525	13,396
Mortgage loans sold with potential recourse	26,963	25,394

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments, if deemed necessary.

The Corporation, through its banking subsidiaries, originates loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2004, the Corporation originated $148 million and sold $148 million to investors, compared to $234 million originated and $246 million sold in 2003. Most contracts with investors contain certain recourse language which may vary from 90 days up to nine months. The Corporation may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. Mortgages subject to recourse are collateralized by single family residences, have loan-to-value ratios of 80% or less, or have private mortgage insurance or are insured or guaranteed by an agency of the United States government. At December 31, 2004, the Corporation had locked-rate commitments to originate mortgage loans amounting to approximately $15.1 million and loans held for sale of $5.7 million. The Corporation has entered into commitments, on a best-effort basis to sell loans of approximately $20.8 million. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any counterparty to fail to meet its obligations.

The Corporation maintains cash accounts in other commercial banks. The amount on deposit at December 31, 2004 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $1.4 million.

Note 20. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Restricted stock is carried at cost.

Loans Held for Sale
Loans originated or intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair values are based on carrying values. The fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered.

Deposit Liabilities
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances
The fair values of the Corporation's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Trust Preferred Capital Notes
The values of the Corporation's Trust Preferred Capital Notes are variable rate instruments that reprice frequently, therefore, carrying value is assumed to approximate fair value.

(Dollars in Thousands, except share data)

Accrued Interest
The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Financial Instruments
The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2004, and 2003, the fair value of loan commitments and stand-by letters of credit was immaterial.

The estimated fair values of the Corporation's financial instruments are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 39,326	$ 39,326	$ 45,178	$ 45,178
Securities	292,158	292,496	364,298	364,926
Loans held for sale	5,715	5,715	5,174	5,174
Loans, net	1,049,869	1,042,651	912,946	904,045
Interest receivable	5,716	5,716	5,914	5,914
Financial liabilities:				
Deposits	$ 1,257,164	$ 1,196,265	$ 1,210,774	$ 1,171,560
Federal funds purchased and securities sold under agreements to repurchase	21,155	21,155	33,155	33,155
Trust preferred capital notes	20,619	20,619	-	-
Other borrowings	815	815	6,526	6,526
Federal Home Loan Bank advances	14,060	14,566	9,140	10,155
Interest payable	2,120	2,120	2,223	2,223

Note 21. Regulatory Matters

The Corporation (on a consolidated basis) and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and subsidiary banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the subsidiary banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Corporation and subsidiary banks met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank and the Federal Deposit Insurance Corporation categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the institutions must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the institutions' category.

	Actual			Minimum Capital Requirement			Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		
		Amount	Ratio		Amount	Ratio		Amount	Ratio
				(Amount in Thousands)					
As of December 31, 2004:									
Total Capital (to Risk Weighted Assets):									
Consolidated	$	137,564	12.37%	$	88,983	8.00%		N/A	
Second Bank & Trust	$	38,322	11.44%	$	26,808	8.00%	$	33,509	10.00%
Virginia Heartland Bank	$	22,440	11.02%	$	16,286	8.00%	$	20,357	10.00%
Planters Bank & Trust	$	66,281	11.70%	$	45,308	8.00%	$	56,635	10.00%
Tier 1 Capital (to Risk Weighted Assets):									
Consolidated	$	125,725	11.30%	$	44,492	4.00%		N/A	
Second Bank & Trust	$	34,911	10.42%	$	13,404	4.00%	$	20,106	6.00%
Virginia Heartland Bank	$	20,137	9.89%	$	8,143	4.00%	$	12,214	6.00%
Planters Bank & Trust	$	60,289	10.65%	$	22,654	4.00%	$	33,981	6.00%
Tier 1 Capital (to Average Assets):									
Consolidated	$	125,725	8.77%	$	57,327	4.00%		N/A	
Second Bank & Trust	$	34,911	8.02%	$	17,422	4.00%	$	21,777	5.00%
Virginia Heartland Bank	$	20,137	8.26%	$	9,752	4.00%	$	12,191	5.00%
Planters Bank & Trust	$	60,289	7.90%	$	30,524	4.00%	$	38,155	5.00%
As of December 31, 2003:									
Total Capital (to Risk Weighted Assets):									
Consolidated	$	104,948	10.57%	$	79,394	8.0%		N/A	
Second Bank & Trust	$	29,371	10.04%	$	23,407	8.0%	$	29,259	10.0%
Virginia Heartland Bank	$	19,016	10.49%	$	14,507	8.0%	$	18,134	10.0%
Planters Bank & Trust	$	56,484	10.92%	$	41,380	8.0%	$	51,726	10.0%
Tier 1 Capital (to Risk Weighted Assets):									
Consolidated	$	95,107	9.58%	$	39,697	4.0%		N/A	
Second Bank & Trust	$	26,599	9.09%	$	11,703	4.0%	$	17,555	6.0%
Virginia Heartland Bank	$	16,808	9.27%	$	7,254	4.0%	$	10,880	6.0%
Planters Bank & Trust	$	51,670	9.99%	$	20,690	4.0%	$	31,035	6.0%
Tier 1 Capital (to Average Assets):									
Consolidated	$	95,107	7.03%	$	54,086	4.0%		N/A	
Second Bank & Trust	$	26,599	6.39%	$	16,651	4.0%	$	20,814	5.0%
Virginia Heartland Bank	$	16,808	7.62%	$	8,827	4.0%	$	11,034	5.0%
Planters Bank & Trust	$	51,670	6.76%	$	30,573	4.0%	$	38,217	5.0%

(Dollars in Thousands)

Note 22. Parent Corporation Only Financial Statements

VIRGINIA FINANCIAL GROUP, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2004 and 2003

Assets	2004	2003
Cash and due from banks	$ 740	$ 1,243
Securities available for sale	8,014	2,169
Investment in subsidiaries	137,649	120,648
Premises and equipment, net	1,962	2,670
Income taxes receivable	90	206
Accrued interest receivable	24	-
Other assets	3,051	2,228
Total assets	$ 151,530	$ 129,164
Liabilities		
Trust preferred capital notes	$ 20,619	$ -
Short-term borrowings	-	6,500
Other liabilities	3,822	2,834
Total liabilities	$ 24,441	$ 9,334
Stockholders' Equity		
Preferred stock	$ -	$ -
Common stock	35,807	35,764
Surplus	7,774	7,578
Retained earnings	81,869	72,255
Accumulated other comprehensive income, net	1,639	4,233
Total stockholders' equity	$ 127,089	$ 119,830
Total liabilities and stockholders' equity	$ 151,530	$ 129,164

(Dollars in Thousands)

VIRGINIA FINANCIAL GROUP, INC.
(Parent Corporation Only)

Statements of Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Income			
Dividends from subsidiaries	$ -	$ 16,650	$ 6,555
Interest on investments			
Taxable	112	65	162
Nontaxable	-	121	184
Dividends	30	78	82
Management fee income	7,520	5,364	2,018
Miscellaneous income	111	22	-
Gain (loss) on sale of securities	(232)	383	(37)
	$ 7,541	$ 22,683	$ 8,964
Expenses			
Salaries and employee benefits	$ 4,881	$ 4,678	$ 2,164
Supplies and equipment	1,724	1,336	507
Professional fees	643	288	185
Director fees	275	317	261
Interest expense	723	35	-
Other	1,551	1,584	581
	$ 9,797	$ 8,238	$ 3,698
Net income (loss) before income tax benefit and (distributed) undistributed equity of subsidiaries	$ (2,256)	$ 14,445	$ 5,266
Income tax benefit	885	792	604
Net income (loss) before undistributed (distributed) equity in subsidiaries	$ (1,371)	$ 15,237	$ 5,870
Undistributed (distributed) equity in subsidiaries	16,574	(1,745)	6,465
Net income	$ 15,203	$ 13,492	$ 12,335

(Dollars in Thousands)

(Parent Corporation Only)

Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 15,203	$ 13,492	$ 12,335
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discounts on securities purchased, net	(57)	13	24
Depreciation	1,084	892	389
Deferred tax benefit	(71)	(35)	(242)
Loss (gain) on sale of securities	232	(383)	37
(Undistributed) distributed earnings of subsidiaries	(16,574)	1,745	(6,465)
(Increase) decrease in taxes receivable	116	13	(24)
(Increase) decrease in accrued interest	(24)	126	(7)
(Increase) decrease in other assets	(85)	(309)	(63)
(Decrease) increase in other liabilities	408	506	(15)
Net cash provided by operating activities	$ 232	$ 16,060	$ 5,969
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	$ 1,323	$ 9,442	$ 5,990
Capital contributed to subsidiary	(3,000)	(22,000)	-
Purchases of securities available for sale	(7,237)	(1,556)	(429)
Purchase of other real estate	(547)	-	(318)
Purchase of furniture and equipment	(376)	(1,507)	(2,337)
Proceeds from sale of equipment	-	-	14
Proceeds from sale of other real estate	534	-	-
Net cash provided by (used in) investing activities	$ (9,303)	$ (15,621)	$ 2,920
Cash Flows from Financing Activities			
Increase (decrease) from short-term borrowings	$ (6,500)	$ 6,500	$ -
Cash dividends paid	(5,589)	(5,371)	(5,261)
Cash paid in lieu of fractional shares	-	-	(22)
Issuance of trust preferred capital notes	20,619	-	-
Proceeds from exercise of stock options	38	32	130
Acquisition of common stock	-	(818)	(4,033)
Net cash provided by (used in) financing activities	$ 8,568	$ 343	$ (9,186)
Increase (decrease) in cash and cash equivalents	$ (503)	$ 782	$ (297)
Cash and Cash Equivalents			
Beginning	1,243	461	758
Ending	$ 740	$ 1,243	$ 461

(Dollars in Thousands)

Note 23. Unaudited Interim Financial Information

The results of operations for each of the quarters during the two years ended December 31, 2004 and 2003 are summarized below:

	2004 Quarter Ended			
	March 31,	**June 30,**	**September 30,**	**December 31,**
Interest income	$17,380	$17,255	$17,936	$17,831
Interest expense	4,888	4,693	4,775	5,272
Net interest income	12,492	12,562	13,161	12,559
Provision for loan losses	681	636	636	581
Total net interest income after provision	11,811	11,926	12,525	11,978
Non interest income	3,457	3,949	3,642	3,496
Non interest expense	10,435	10,635	10,433	9,513
Income before income taxes	4,833	5,240	5,734	5,961
Provision for income taxes	1,378	1,555	1,743	1,889
Net income	3,455	3,685	3,991	4,072
Net income per share				
basic	0.48	0.51	0.56	0.57
diluted	0.48	0.51	0.55	0.56

	2003 Quarter Ended			
	March 31,	**June 30,**	**September 30,**	**December 31,**
Interest income	$ 15,272	$ 15,203	$ 15,389	$ 16,963
Interest expense	4,991	4,764	4,622	4,980
Net interest income	10,281	10,439	10,767	11,983
Provision for loan losses	323	322	323	322
Total net interest income after provision	9,958	10,117	10,444	11,661
Non interest income	3,659	3,870	4,176	3,522
Non interest expense	9,150	9,195	9,907	10,614
Income before income taxes	4,467	4,792	4,713	4,569
Provision for income taxes	1,173	1,203	1,181	1,492
Net income	3,294	3,589	3,532	3,077
Net income per share				
basic	0.46	0.50	0.49	0.43
diluted	0.46	0.50	0.49	0.43

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As of December 31, 2004, VFG's management, including VFG's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have conducted an evaluation of the effectiveness of its disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act. Based on that evaluation, the CEO and CFO concluded that VFG's disclosure controls and procedures are effective and that information required to be disclosed by the Corporation in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation or its affiliates to disclose material information otherwise required to be set forth in the Corporation's periodic reports.

Design and Evaluation of Internal Control Over Financial Reporting.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, VFG included a report of management's assessment of the design and effectiveness of its internal controls as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2004. VFG's independent registered public accounting firm also attested to, and reported on, management's assessment of the effectiveness of internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in VFG's 2004 Financial Statements under the captions entitled "Statement of Management's Responsibility" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting.

There has been no change in VFG's internal control over financial reporting during the fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, VFG's internal control over financial reporting.

Item 9B. OTHER INFORMATION

Not applicable.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information with respect to the directors of the Corporation is contained on pages 6 through 8 of the Corporation's 2005 Proxy Statement under the caption, "Election of Directors," and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is contained on page 8 of the 2005 Proxy Statement under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. The information concerning executive officers of the Corporation is included in Part 1 of this Form 10-K under the caption, "Executive Officers of the Registrant." Information with respect to the Corporation's Audit and Compliance Committee is contained on pages 15 through 16 of the Corporation's 2005 Proxy Statement under the caption "Corporate Governance and Board Matters," and is incorporated herein by reference.

VFG has adopted a code of ethics for its executive officers (including the principal executive officer and chief financial officer) as well as a Directors Code of Professional Conduct for its directors. These documents can be found under corporate governance at *www.vfgi.net.* Stockholders may request a free printed copy of each from:

Virginia Financial Group, Inc.
Attention: Investor Relations
102 S. Main Street
Culpeper, Virginia 22701

Audit and Compliance Committee Financial Expert

The Board of Directors has determined that Jan S. Hoover, Vice Chairperson of the Audit and Compliance Committee, is a financial expert and is independent under the rules of the Exchange Act and NASDAQ Stock Market, Inc. as currently in effect.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive and director compensation is set forth under the caption "Executive Compensation" in the 2005 Proxy Statement, and is incorporated herein by reference. The information on page 17 of the 2005 Proxy Statement under the caption "Stock Performance Graph" is incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security interest of certain beneficial owners and management is set forth under the caption "Security Interest of Certain Beneficial Owners and Management" in the Proxy Statement, and is incorporated herein by reference. The information on page 9 of the 2005 Proxy Statement under the caption "Securities Authorized for Issuance under Equity Compensation Plans" is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is set forth under "Certain Relationships and Related Transactions" in the 2005 Proxy Statement, and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal auditor fees and services is set forth under "Principal Accountant Fees and Services" in the 2005 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. <u>EXHIBITS AND FINANCIAL STATEMENT SCHEDULES</u>

The following documents are filed as part of this report:

(a)(1) Financial Statements

The financial statements are filed as part of this report under Item 8 – "Financial Statements and Supplemental Data."

(b)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are either filed as part of this Report or are incorporated herein by reference:

Exhibit No. 2.1	Agreement and Plan of Reorganization, dated as of June 12, 2001, between Virginia Financial Corporation and Virginia Commonwealth Financial Corporation, incorporated by reference to Appendix A to Form S-4 Amendment No. 2 filed on November 20, 2001 (File No. 333-69216).
Exhibit No. 2.2	Purchase and Assumption Agreement, dated as of June 11, 2003, by and between BB&T Corporation, First Virginia Bank-Southwest, First Virginia Bank-Blue Ridge and First Virginia Bank-Colonial and Planters Bank & Trust Company of Virginia and Second Bank & Trust, incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 29, 2003.
Exhibit No. 3.1	Articles of Incorporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed on January 30, 2002.
Exhibit No. 3.2	Bylaws, incorporated by reference to Exhibit 3.2 to Form 8-K filed on January 30, 2002.
Exhibit No. 10.1*	Virginia Financial Corporation Stock Option Agreement, dated as of June 12, 2001, between Virginia Financial Corporation and Virginia Commonwealth Financial Corporation, incorporated by reference to Appendix B to Form S-4 Amendment No. 2 filed on November 20, 2001 (File No. 333-69216).
Exhibit No. 10.2*	Virginia Commonwealth Financial Corporation Stock Option Agreement, dated as of June 12, 2001, between Virginia Financial Corporation and Virginia Commonwealth Financial Corporation, incorporated by reference to Appendix C to Form S-4 Amendment No. 2 filed on November 20, 2001 (File No. 333-69216).

Exhibit No. 10.3*	Virginia Financial Group, Inc. Stock Incentive Plan, dated January 18, 2002, incorporated by reference to Exhibit 99.0 to Form S-8 filed on February 26, 2002.
Exhibit No. 10.4*	Employment Agreement dated March 7, 2005 between Virginia Financial Group, Inc. and O. R. Barham, Jr.
Exhibit No. 10.5*	Employment Agreement dated March 7, 2005 between Virginia Financial Group, Inc. and Jeffrey W. Farrar.
Exhibit No. 10.6*	Employment Agreement, dated October 4, 2004, between Virginia Financial Group, Inc. and Litz H. Van Dyke, incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 6, 2004.
Exhibit No. 10.7*	Employment Agreement, dated October 22, 2001, between Virginia Financial Group, Inc. and William D. Stegall.
Exhibit No. 10.8*	Employment Agreement, dated June 15, 2000, between Virginia Financial Group, Inc. and Christopher J. Honenberger.
Exhibit No. 10.9*	Non-Qualified Directors Deferred Compensation Plan.
Exhibit No. 10.10*	Non-Qualified Executive Deferred Compensation Plan.
Exhibit No. 10.11	Virginia Financial Group, Inc. Executive Incentive Plan dated March 1, 2005.
Exhibit No. 10.12	Schedule of Virginia Financial Group, Inc. Non-Employee Directors' Annual Compensation
Exhibit No. 10.13	Schedule of 2005 Base Salaries for Named Executive Officers of Virginia Financial Group, Inc.
Exhibit No. 10.14	Agreement, dated November 9, 2004, between Planters Bank & Trust Company of Virginia and Bank of Tazewell County.
Exhibit No. 11	Computation of per share earnings, incorporated by reference to note 1 of the consolidated financial statements incorporated by reference herein.
Exhibit No. 13	2004 Annual Report to Shareholders.
Exhibit No. 21	Subsidiaries of Registrant.
Exhibit No. 23	Consent of Independent Auditors.
Exhibit No. 31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
Exhibit No. 31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

Exhibit No. 32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Denotes management contract.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Virginia Financial Group, Inc.
Culpeper, Virginia

/s/ O.R. Barham, Jr.
O.R. Barham, Jr.
President and Chief Executive Officer
Date: March 14, 2005

Virginia Financial Group, Inc.
Culpeper, Virginia

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Executive Vice President and Principal Accounting Officer
Date: March 14, 2005

Signature	Capacity	Date
/s/ Taylor E. Gore Taylor E. Gore	Chairman of the Board of Directors	March 14, 2005
/s/ Lee S. Baker Lee S. Baker	Director	March 14, 2005
/s/ Benham M. Black Benham M. Black	Director	March 14, 2005
/s/ Fred D. Bowers Fred D. Bowers	Director	March 14, 2005
/s/ E. Page Butler E. Page Butler	Director	March 14, 2005
/s/ Gregory L. Fisher Gregory L. Fisher	Director	March 14, 2005

Signature	Capacity	Date
/s/ Christopher M. Hallberg Christopher M. Hallberg	Director	March 14, 2005
/s/ Jan S. Hoover Jan S. Hoover	Director	March 14, 2005
/s/ Martin F. Lightsey Martin F. Lightsey	Director	March 14, 2005
/s/ P. William Moore, Jr. P. William Moore, Jr.	Director	March 14, 2005
/s/ H. Wayne Parrish H. Wayne Parrish	Director	March 14, 2005
/s/ Thomas F. Williams, Jr. Thomas F. Williams, Jr.	Director	March 14, 2005

Exhibit 31.1

CERTIFICATIONS

I, O.R. Barham, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Virginia Financial Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2005

/s/ O. R. Barham, Jr.
O.R. Barham, Jr.
President & Chief Executive Officer

Exhibit 31.2

I, Jeffrey W. Farrar, certify that:

1. I have reviewed this annual report on Form 10-K of Virginia Financial Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2005

/s/ Jeffrey W. Farrar

Jeffrey W. Farrar, CPA
Executive Vice President and Chief Financial Officer

Exhibit 32
Section 1350 Certifications

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, as the Chief Executive Officer and Chief Financial Officer of Virginia Financial Group, Inc., respectively, certify that the Annual Report on Form 10-K for the year ended December 31, 2004, which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Virginia Financial Group, Inc.

Date: March 14, 2005

/s/ O. R. Barham, Jr.
President and Chief Executive Officer

Date: March 14, 2005

/s/ Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to Virginia Financial Group, Inc. and will be retained by Virginia Financial Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Reference

Board of Directors

Lee S. Baker
Member of Personnel and Compensation Committee

O. R. Barham, Jr.
President & CEO and member of Executive Committee and Virginia Commonwealth Trust Company Board

Benham M. Black
Chairman of Governance and Nominating Committee

Fred D. Bowers
Member of Executive Committee

E. Page Butler
Member of Governance and Nominating Committee

Gregory L. Fisher
Chairman of Audit and Compliance Committee

Taylor E. Gore
Chairman of the Board; Member of Executive Committee and voting, ex-officio member of all Committees

Christopher M. Hallberg
Chairman of Virginia Commonwealth Trust Company Board and member of Governance and Nominating Committee

Jan S. Hoover
Vice-Chairman of Audit and Compliance Committee and member of Virginia Commonwealth Trust Company Board

Martin F. Lightsey
Member of Executive Committee and Personnel and Compensation Committee

P. William Moore, Jr.
Member of Audit and Compliance Committee and Virginia Commonwealth Trust Company Board

H. Wayne Parrish
Chairman of Personnel and Compensation Committee

Thomas F. Williams, Jr.
Vice-Chairman of Personnel and Compensation Committee and member of Governance and Nominating Committee

Corporate Headquarters
102 South Main Street
Culpeper, Virginia 22701

(540) 829-1633
(540) 825-0834 (Fax)
www.vfgi.net

Investor Relations
Shareholders, analysts, and others seeking information about Virginia Financial Group, Inc. are invited to contact:

Jeffrey W. Farrar
Executive Vice President and
Chief Financial Officer
(540) 829-1633
(540) 825-0834 (Fax)
farrarj@vfgi.net

Copies of the Company's earnings releases and other financial publications are available without charge upon request.

Information about the Company's financial performance may also be found at *www.vfgi.net.* Earnings releases, dividend announcements, and other press releases are typically available at this site within 10 minutes of issuance. In addition, shareholders wishing to receive e-mail notification each time a news release, corporate event, or SEC filing has been posted may arrange to do so by visiting the web site and following the instructions listed under "E-mail Notification."

Shareholder Account Inquiries
To expedite changes of address, the transfer of shares, the consolidation of accounts, or the replacement of stock certificates or dividend checks, shareholders are asked to contact the Company's stock registrar, transfer agent, and dividend disbursement agent directly:

Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
info@rtco.com
www.rtco.com

In all correspondence with Registrar and Transfer Company, be sure to mention Virginia Financial Group, Inc. and to provide your name as it appears on your stock certificate, along with your social security number, daytime phone number, and current address.

In addition, individual investors may report a change of address, request a shareholder account transcript, place a stop on a certificate, or obtain a variety of forms, including a duplicate 1099, by logging onto *www.rtco.com* and clicking on "Investor Services."

Dividend Reinvestment and Stock Purchase Plan
Under the Company's Dividend Reinvestment and Stock Purchase Plan, registered shareholders may purchase additional shares of Virginia Financial Group, Inc. by reinvesting their cash dividends and by making optional cash contributions up to twelve times a year. For more information about the Plan, contact the Plan Administrator, Registrar and Transfer Company, at (800) 368-5948 or log onto *www.vfgi.net* and click on "Stock Purchase Program" to view the Plan Prospectus. Please contact Virginia Financial Group for an enrollment form.

Annual Meeting of Shareholders
The Company's Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Time on Tuesday, April 19, 2005, at the Omni Hotel, 235 West Main Street, Charlottesville, Virginia. Shareholders of record as of March 4, 2005 are eligible to vote.

Independent Auditors
Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601

Stock Listing
Shares of Virginia Financial Group, Inc. are traded under the symbol "VFGI" on The Nasdaq National Market®. Price information appears daily in major regional newspapers under similar abbreviations of the Company's name and can be viewed at *www.vfgi.net.*

designed by curran & connors, inc. / www.curran-connors.com



virginia
FINANCIAL GROUP

102 South Main Street
Culpeper, Virginia 22701